2012 Third Quarter
Shareholder Report

August 1, 2012

Contents
MD&A
Our Business	2
Strategy and Objectives	6
Operating Results	7
Consolidated Operating Review
Segmented Operating Review
Financial Condition	14
Cash Flows	15
Liquidity and Capital Resources	16
Outlook	18
Financial Risk Management	18
Critical Accounting Estimates and Judgments	19
Accounting Policies and New Accounting Standards not yet Applied	19
Related Party Transactions	20
Controls and Procedures	20
Risks and Uncertainties	20
Definition and Reconciliation of Non-GAAP Measures	21
Caution Regarding Forward-Looking Statements	23

Condensed Interim Consolidated Financial Statements	25

Notes to Condensed Interim Consolidated Financial Statements	29

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (MD&A) comments on Gildan’s operations, performance and financial condition as at and for the three months and nine months ended July 1, 2012 compared to the corresponding periods in the previous year. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the unaudited condensed interim consolidated financial statements as at and for the three months and nine months ended July 1, 2012, and the related notes, and with our MD&A for the year ended October 2, 2011 (2011 Annual MD&A). This MD&A is dated August 1, 2012. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this MD&A and in the unaudited condensed interim consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS) except for financial information pertaining to periods prior to fiscal 2011 and certain information discussed in the paragraph entitled “Non-GAAP Measures” in this MD&A. The unaudited condensed interim consolidated financial statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on August 1, 2012.

Additional information about Gildan, including our 2011 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with, the “Caution Regarding Forward-Looking Statements” notice on page 23.

In this MD&A, “Gildan”, the “Company”, or the words “we”, “us”, “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

OUR BUSINESS

Overview

Gildan is a marketer and globally low-cost vertically-integrated manufacturer of quality branded basic family apparel. Gildan® is the leading activewear brand in the printwear market in the U.S. and Canada, and is increasing its penetration in international markets, such as Europe, Mexico and the Asia-Pacific region. We are also one of the largest suppliers of athletic, casual and dress socks sold to a broad spectrum of retailers in the U.S. The Company markets its products under a diversified portfolio of company-owned brands, including Gildan®, Anvil®, Gold Toe®, PowerSox®, SilverToe®, Auro®, All Pro® and GT®. We are also the exclusive U.S. sock licensee for the Under Armour® and New Balance® brands. The Company is now pursuing a strategy to become a major supplier of basic branded activewear and underwear for U.S. retailers. In addition to supplying retailers, Gildan also manufactures select activewear programs for leading consumer brands. With over 30,000 employees worldwide, Gildan owns and operates highly efficient, large-scale, environmentally and socially responsible manufacturing facilities in Central America and the Caribbean Basin and has taken initial steps towards the potential development of a manufacturing hub in Asia to support its planned growth in Asia and Europe.

We sell our products to customers requiring an efficient supply chain and consistent product quality for high-volume quick replenishment programs. The majority of our products are made of cotton and synthetic fibres and are characterized by low-fashion risk. Most of our product styles are basic, frequently replenished and continue from year to year and any variations to products usually relate to colour assortment, fabric weight, blends and enhancements, with limited design changes.

Our Operating Segments

During the first quarter of fiscal 2012, the Company began managing and reporting its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial

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MANAGEMENT’S DISCUSSION AND ANALYSIS

reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear Segment
The Printwear division headquartered in Barbados, designs, manufactures, sources and distributes undecorated activewear products primarily to wholesale distributors in over 30 countries across North America, Europe and the Asia-Pacific region. The products sold through our Printwear segment consist of undecorated or “blank” T-shirts, fleece and sport shirts marketed primarily under our industry leading brand, Gildan®. The Anvil® brand was recently added to our brand portfolio, following our acquisition of Anvil Holdings, Inc. (Anvil) on May 9, 2012. Our activewear products are sold in large quantities primarily to wholesale distributors, who subsequently sell to screenprinters and embroiderers who decorate the products with designs and logos. Screenprinters and embroiderers then sell the imprinted activewear to a highly diversified range of end-use markets, including educational institutions, athletic dealers, event merchandisers, promotional product distributors, charity organizations, entertainment promoters, and travel and tourism venues. Our activewear products are used in a variety of daily activities by individuals, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity.

Branded Apparel Segment
The Branded Apparel division, headquartered in Charleston, South Carolina, designs, manufactures, sources, and distributes socks, underwear and activewear products primarily to U.S. retailers. Currently, the majority of our Branded Apparel segment sales consist of a variety of styles of socks, sold primarily under various company-owned and licensed brands to U.S. retailers. We are now pursuing a strategy to grow our sales of underwear and activewear products in the U.S. retail market by leveraging our brands and retail distribution in socks and are increasingly focused on developing the Gildan brand within the retail channel. In the third quarter of fiscal 2011, the Company acquired Gold Toe Moretz Holdings Corp. (Gold Toe Moretz), a leading supplier of high-quality branded athletic, casual and dress socks for U.S. retailers. Consequently, the Company’s portfolio includes the core Gold Toe® brand, which has high consumer brand recognition in national chains, department stores, and price clubs; the SilverToe® brand sold to a national chain; the GT® brand which we believe has further potential for development in the mass-market; the PowerSox® athletic performance brand which is mainly distributed through sports specialty retailers and national chains; the Auro® dress and casual brand for the mass-market; and, All Pro®, an athletic sock brand for the mass-market. We also have contractual licensing relationships with Under Armour® and New Balance® as the exclusive U.S. sock licensee for these brands.

Effective May 9, 2012 with the acquisition of Anvil, the Branded Apparel segment also includes the manufacture and distribution of activewear products for leading consumer brands including, major sportswear and family entertainment companies.

Our Operations

Manufacturing Operations
We have two main manufacturing hubs in Central America and the Caribbean Basin where we have built modern facilities for the production of activewear and underwear fabric, and we operate sewing facilities in these regions. We also have sock manufacturing facilities in Central America. In addition, the Company owns a vertically-integrated manufacturing facility for the production of activewear in Bangladesh, which was acquired in fiscal 2010.

Central American manufacturing hub
Our largest manufacturing hub is based in Honduras and includes three large-scale vertically-integrated textile facilities, Rio Nance 1, Rio Nance 2 and Rio Nance 5. In addition, as part of the recent acquisition of Anvil, the Company acquired a textile facility in Honduras and sewing facilities in Honduras and Nicaragua. Our newest and largest facility, Rio Nance 5 commenced operations at the end of fiscal 2011 and is

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MANAGEMENT’S DISCUSSION AND ANALYSIS

expected to be the most cost efficient of our manufacturing facilities once it is fully ramped up. During fiscal 2012, the Company is accelerating the production ramp-up of Rio Nance 5, while temporarily ceasing production at its Rio Nance 1 facility as it proceeds with plans to modernize and refurbish the facility in order to improve the facility’s cost efficiency. The textiles produced at the Rio Nance complex are sewn in our sewing facilities in Honduras and Nicaragua. At the same complex, we have also constructed and operate two large-scale, integrated sock manufacturing facilities, Rio Nance 3 and Rio Nance 4. Rio Nance 4 is our most recent sock facility which began production in April 2010 and is expected to support future sales growth in the sock category, as well as provide the opportunity to consolidate production of a portion of our sock product-line currently sourced from third-party contractors into our own manufacturing facilities, in order to reduce our sock manufacturing costs.

Caribbean Basin manufacturing hub
Our Caribbean Basin manufacturing hub includes a vertically-integrated textile facility for the production of activewear fabric in Bella Vista, Dominican Republic. Textiles produced at our manufacturing facility in the Dominican Republic are sewn at third-party contractor operations in Haiti and at our sewing facility in the Dominican Republic.

While we internally produce the majority of the products we sell, we have expanded our sourcing capabilities to complement Gildan’s large scale, vertically-integrated manufacturing.

Yarn-Spinning
We source our yarn requirements primarily from the U.S., from third-party yarn suppliers with whom we have supply agreements, as well as from our joint venture, CanAm Yarns, LLC (CanAm), which operates yarn-spinning facilities in Georgia and North Carolina, U.S.

Sales, Marketing and Distribution
Our sales and marketing offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting and production planning, and inventory control and logistics for each of their respective operating segments.

Printwear Segment
Our sales and marketing office servicing our global printwear markets is located in Christ Church, Barbados. We distribute our activewear products for the Printwear markets primarily out of our main distribution centre in Eden, North Carolina. We also use third-party warehouses in the western United States, Canada, Mexico, Europe and Asia to service our customers in these markets.

Branded Apparel Segment
Our primary sales and marketing office for our Branded Apparel segment is located in Charleston, South Carolina at the same location as our primary distribution centre servicing our retail customers. In addition, we also service retail customers from smaller distribution centres in North Carolina and South Carolina. We also operate 32 Gold Toe retail stores located in outlet malls throughout the United States.

Employees and Corporate Office
We currently employ over 30,000 full-time employees worldwide. Our corporate head office is located in Montreal, Canada.

Competitive Environment

The market for our products is highly competitive and is characterized by a concentrated customer base, with domestic and international manufacturers or suppliers competing for the same business. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated, strategically-located manufacturing hubs which allows us to increase the efficiency of our operations and reduce costs, and to offer competitive pricing, consistent product quality, and a reliable supply chain which

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MANAGEMENT’S DISCUSSION AND ANALYSIS

efficiently services replenishment programs with short production/delivery cycle times. Continued innovations in our manufacturing process have allowed us to ensure colour/shade consistency and high performance of our activewear garments. In addition, innovations in the sock manufacturing process, such as higher needle count machines and seamless toe closing operations, allow Gildan to deliver enhanced product features for its sock products. These innovations have resulted in further improving the value proposition for our activewear, sock and underwear products to our customers. Our commitment to pursuing leading environmental and social responsibility practices is also an increasingly important factor for our customers.

Printwear Segment
Our primary competitors in North America include major apparel manufacturers such as Fruit of the Loom, Inc. (Fruit of the Loom) and Russell Corporation (Russell), subsidiaries of Berkshire Hathaway Inc. (Berkshire), Hanesbrands Inc., and smaller U.S.-based manufacturers, including Alstyle Apparel, a division of Ennis Corp., Delta Apparel Inc., as well as Central American and Mexican manufacturers. Competitors in our target European printwear market include Fruit of the Loom and Russell, and large competitors that do not have integrated manufacturing operations and source products from suppliers in Asia.

Branded Apparel Segment
In the retail channel we compete with Hanesbrands Inc. and Berkshire’s subsidiaries, Fruit of the Loom and Russell. In addition, our company-owned and licensed sock brands compete with companies such as Renfro Corporation who manufacture and source socks for owned and licensed brands, as well as brands from well-established U.S. fashion apparel and sportswear companies, which primarily source their products from Asia.

Economic Environment and Business Outlook

Following a decline in demand in the U.S. distributor channel since the third quarter of fiscal 2011, unit shipments by U.S. distributors to U.S. screenprinters began to recover in the second quarter of fiscal 2012 with demand up 4.9%, and continued into the third quarter with an increase of 4.3%. According to the CREST report, demand in each month of the quarter varied significantly reflecting positive demand in the months of April and May, while the month of June showed a decline. Although demand was up in the U.S. distributor channel in the third quarter of fiscal 2012, the volatility from one month to another creates uncertainty with respect to the continuation of current market conditions. There can be no assurance that improved demand trends will continue.

During fiscal 2012, the apparel industry is continuing to manage through the impact of a unique transition from rapid inflation in cotton costs to rapid deflation. Inflation in cotton costs began in the latter part of fiscal 2010 and peaked to new historical highs in the first half of fiscal 2011 and subsequently declined rapidly in the second half of fiscal 2011. During the first quarter of fiscal 2012, Gildan implemented gross selling price reductions in this U.S. distributor channel due to a combination of factors. These factors included further cotton cost deflation, the commencement of short-term promotional discounting in the U.S. wholesale distributor channel, significant destocking in the first quarter of fiscal 2012 by U.S. distributors anticipating selling price reductions from suppliers, as well as weaker market conditions. The decrease in industry selling prices for activewear occurred before industry suppliers finished consuming inventories produced with high cost cotton, which has had a significant negative impact on activewear margins in the first half of fiscal 2012. Industry profitability has also been impacted by apparel manufacturers temporarily reducing production levels in order to manage inventory levels, in part due to weaker demand and inventory destocking by distributors in the beginning of the year.

Following the significant destocking and selling price decreases in the first quarter of the fiscal year, U.S. distributors rebuilt inventories to more normal levels in the second quarter of fiscal 2012. We believe that lower selling prices helped stimulate demand in the second and third quarters of fiscal 2012. The Company is assuming the continuation of current pricing in the U.S. distributor channel throughout the fourth quarter. However, there can be no assurance that selling price competition will not be more severe than projected.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Weak macroeconomic conditions have also affected the retail market, where retailers are carefully managing inventory levels. However, we have maintained the selling price increases in the retail channel which we implemented mainly towards the end of fiscal 2011, as Gildan’s selling price increases to retailers at that time, did not reflect the full pass-through of high-cost cotton.

A discussion of management’s expectations as to our outlook for fiscal 2012 is contained in our third quarter earnings results press release dated August 2, 2012 under the section entitled “Sales and Earnings Outlook”.

STRATEGY AND OBJECTIVES

Our growth strategy comprises the following initiatives:

1.	Maximize printwear market penetration and opportunities
While we have achieved a leadership position in the U.S. and Canadian printwear market, particularly in the U.S. wholesale distributor market, we continue to pursue additional growth opportunities to increase our penetration in the North American and international printwear markets as we expand our production capacity.

Our recent acquisition of Anvil (as described under the heading entitled “Business Acquisition” in the Operating Results section) further enhances the Company’s leadership position in the U.S. printwear market. We believe the Anvil brand positioning is complementary to the Gildan brand. Anvil has positioned itself as a supplier of high-value branded niche products within the U.S. distributor channel, including products such as AnvilOrganic®, AnvilRecycled® and AnvilSustainable®. We believe we have an opportunity to further grow our sales in the U.S. printwear market as we expand capacity. Furthermore, the introduction of new products such as softer T-shirts and sport shirts, new styles tailored for women, a product-line with tear-away labels under the Anvil brand, products with higher performance fabric content and attributes, and the addition of hats and towels to our product-line could enable us to further increase our market share by servicing certain niches of the printwear market in which we previously did not participate.

We intend to continue to expand our presence in international printwear markets, specifically Europe, Mexico and the Asia-Pacific region which currently represent less than 10% of the Company’s consolidated sales. In order to support growth opportunities in new product categories and geographical locations where our growth was previously constrained by capacity availability, we are continuing to expand our integrated manufacturing hub in Central America. In addition, the acquisition of our first vertically-integrated facility in Bangladesh during fiscal 2010, allows us to service our international markets with ring-spun manufactured T-shirts from Bangladesh. This acquisition represents an initial step towards the potential development over time of a vertically-integrated manufacturing hub in Asia in order to support our strategy to grow our international business in Asia and Europe.

2.	Continue penetration of retail market as a full-line supplier of branded family apparel
We intend to continue to leverage our existing core competencies, successful business model and competitive strengths to further grow our sales to U.S. retailers. As in the printwear market, success factors in penetrating the retail channel include consistent quality, competitive pricing and fast and flexible replenishment, together with our commitment to corporate social responsibility and environmental sustainability. We are a leading supplier of socks in the U.S. mass-market retail channel. We intend to continue to build our market share position in socks and leverage our retail distribution to gain penetration in sales of activewear and underwear.

Within the mass-market retail channel, we have positioned the Company as a strategic supplier of products sold under select national retailers’ brands. We also sell our products in the retail channel under the Gildan® brand and we have significantly expanded our brand portfolio and distribution in the retail channel with the Gold Toe Moretz acquisition, as described under the section entitled “Our

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Segments”. We are increasingly focusing on the steady development of our company-owned and exclusively licensed brands, including the sale of products with the Gildan® label to retailers. We intend to leverage the strengths of both companies in order to support the further development of company-owned and licensed brands, to create additional sales growth opportunities in socks and other product categories. In the third quarter of fiscal 2012, the Company reached an agreement to license the New Balance® brand for activewear products in the distributor channel in the U.S. and Canada. Gildan currently has the exclusive U.S. sock license for New Balance®. The Company also reached an agreement to further extend the term of its exclusive U.S. sock license for the Under Armour® brand.

We are also focused on building our relationships as a supply chain partner to consumer brands that are increasingly looking to source large-scale replenishment programs from manufacturers that meet rigorous quality and social compliance criteria and have an efficient supply chain strategically located in the Western Hemisphere. With the acquisition of Anvil, we now have strong established relationships with major sportswear and family entertainment companies. In addition to pursuing further sales growth within this customer segment, we believe there are potential opportunities to expand existing brand license relationships into new product categories.

3.	Continue to generate manufacturing and distribution cost reductions
We continuously seek to improve our manufacturing and distribution processes and cost structure by developing and investing in projects for cost-reduction, as well as for further product quality enhancement. We continue to execute our plans to reduce our reliance on high-cost fossil fuels and further reduce our impact on the environment by installing additional biomass facilities as an alternate source of natural renewable energy, and other initiatives to increase the efficiency of our energy-intensive equipment and processes, which reflect the Company’s commitment to environmental sustainability. The acquisition of Gold Toe Moretz also creates the potential to achieve cost synergies by combining the operations of both companies and integrating certain high-volume products supplied by Gold Toe Moretz into Gildan’s vertically-integrated sock manufacturing in Honduras. We are also targeting acquisition synergies from the integration of Anvil’s production for the printwear market into Gildan’s low-cost vertical manufacturing, the integration of Anvil’s U.S. and international distributor sales into Gildan’s existing Printwear business, consolidation of purchasing of raw materials and other purchased cost inputs, the elimination of certain duplicate administrative functions, and savings on ongoing working capital requirements.

4.	Reinvest cash flow
We will continue to evaluate opportunities to reinvest our cash flows generated from operations. Our primary use of cash will continue to be to finance our working capital and capital expenditure requirements to support our organic growth, as well as our dividend requirements, but at the same time we will be open to evaluating complementary strategic acquisition opportunities which meet our return on investment criteria, based on our risk-adjusted cost of capital.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our short and long-term strategic objectives. These risks are described under the “Financial Risk Management” and “Risks and Uncertainties” sections of our 2011 Annual MD&A, as subsequently updated in our first quarter MD&A of fiscal 2012, and in this interim MD&A.

OPERATING RESULTS

Business Acquisition

On May 9, 2012, the Company acquired 100% of the common shares of Anvil Holdings, Inc. (Anvil) for an aggregate cash consideration of $87.4 million, net of cash acquired. Anvil is a supplier of high-quality basic T-shirts and sport shirts. The acquisition of Anvil further enhances the Company’s leadership position in the U.S. printwear market, and also positions the Company with potential growth opportunities as a supply chain partner to leading consumer brands with rigorous criteria for product quality and social responsibility.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The acquisition is also expected to generate cost savings from integration synergies. The Company financed the acquisition by the utilization of its revolving long-term credit facility.

The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations, and the results of Anvil have been consolidated with those of the Company from the date of acquisition. Consequently, the interim consolidated financial statements for the three months and nine months ended July 1, 2012 includes the results of Anvil from May 9, 2012 to July 1, 2012. We have allocated the purchase price on a preliminary basis to the assets acquired and liabilities assumed based on management’s best estimate of their fair values and taking into account all relevant information available at that time. Since the Company is still in the process of finalizing the valuation of assets acquired and liabilities assumed at the acquisition date, the allocation of the purchase price, including the amount of the purchase gain on business acquisition, is subject to change. The Company expects to finalize the purchase price allocation by the end of fiscal 2012. Please refer to note 4 to the third quarter condensed interim consolidated financial statements for a summary of the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Non-GAAP Measures

We use non-GAAP measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, EBITDA, free cash flow, total indebtedness, and net indebtedness to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and financial performance.

We refer the reader to the section entitled “Definition and Reconciliation of Non-GAAP Measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.

Summary of Quarterly Results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared in accordance with IFRS, for the seven most recently completed quarters. Prior to the adoption of IFRS, our consolidated financial data was prepared in accordance with previous Canadian GAAP. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

(in $ millions, except per share amounts)	2012 (IFRS)			2011 (IFRS)				2010 (2)
	Q3(1)	Q2(1)	Q1(1)	Q4(1)	Q3(1)	Q2	Q1	Q4
Net sales	600.2	482.6	303.8	481.6	529.7	383.2	331.2	368.9
Net earnings (loss)	78.6	26.9	(46.1)	48.5	88.1	61.7	35.9	56.8
Net earnings (loss) per share
Basic EPS(3)	0.65	0.22	(0.38)	0.40	0.72	0.51	0.30	0.47
Diluted EPS(3)	0.64	0.22	(0.38)	0.40	0.72	0.50	0.29	0.47
Total assets	1,939.2	1,854.5	1,806.8	1,858.5	1,857.3	1,433.7	1,359.8	1,327.5
Total long-term financial liabilities	306.0	333.0	305.0	209.0	252.0	-	-	-
Weighted average number of
shares outstanding (in ‘000s)
Basic	121,527	121,518	121,434	121,548	121,649	121,515	121,394	121,334
Diluted	122,047	121,985	121,434	122,143	122,506	122,273	122,161	122,141
(1) Reflects the acquisition of Gold Toe Moretz from April 16, 2011 and the acquisition of Anvil from May 9, 2012
(2) In Canadian GAAP
(3) Quarterly EPS may not add to year-to-date EPS due to rounding
Certain minor rounding variances exist between the financial statements and this summary.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Seasonality and Other Factors Affecting the Variability of Results and Financial Condition
Our results of operations for interim periods and for full fiscal years are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Historically, net sales have been lowest in the first quarter and highest in the third quarter of the fiscal year, reflecting the seasonality of the Printwear segment net sales, which have historically accounted for a majority of the Company’s consolidated net sales. Demand for T-shirts is lowest in the first fiscal quarter and highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak Summer selling season. Demand for fleece is typically highest, in advance of the Fall and Winter seasons, in the third and fourth quarters of each fiscal year. For our sock products, demand is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the cooler weather and the need to support requirements for the back-to-school period and the holiday season.

Historically, we have typically operated our mature facilities at full capacity throughout the year in order to be cost efficient. Consequently, with the seasonal sales trends of our business, we experience fluctuations in our inventory levels throughout the year, in particular a build-up of T-shirt inventory levels in the first half of the year. During fiscal 2010, due to a temporary disruption in production resulting from the Haiti earthquake, the Company was capacity constrained and was only able to rebuild T-shirt inventories to more optimal levels in the latter part of fiscal 2011.

In the first quarter of fiscal 2012, the Company reported a net loss due to the impact of significant distributor inventory destocking, a special distributor inventory devaluation discount of approximately $19 million, and a charge to cost of sales of approximately $9 million relating to extended holiday production downtime in December.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. Cotton prices, which directly affect the cost of the cotton fibres we purchase, are affected by weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable. While we enter into contracts in advance of delivery to establish firm prices for the cotton component of our yarn, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs and trims.

As noted under the section entitled “Economic Environment and Business Outlook”, the Company has been consuming inventory manufactured with cotton purchased at historically high levels of cotton prices since the fourth quarter of fiscal 2011 and continued to do so, in part, during the third quarter of fiscal 2012. Consequently, gross margins have been negatively impacted during this period relative to historical levels due to the misalignment of industry selling prices and the cost of cotton in inventories being consumed.

Business acquisitions may affect the comparability of results. As noted in the table under “Summary of Quarterly Results”, the quarterly financial data reflects the acquisition of Gold Toe Moretz from April 16, 2011 and the acquisition of Anvil from May 9, 2012.

Management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. In addition, the effect of asset write-downs, including provisions for bad debts and slow moving inventories, can affect the variability of our results.

QUARTERLY REPORT – Q3 2012 P.9

MANAGEMENT’S DISCUSSION AND ANALYSIS

In the third quarter of fiscal 2012, following the transition of production from Rio Nance 1 to Rio Nance 5, the Company ceased textile operations at its Rio Nance 1 facility temporarily as it proceeds with plans to modernize and refurbish the facility. Results for the third quarter of fiscal 2012 include a non-cash charge of approximately $0.03 per share to write off obsolete equipment at Rio Nance 1. Depreciation expense will continue to be recorded on non-obsolete idle equipment during the temporary closure of Rio Nance 1.

Our reported amounts for sales, selling, general and administrative expenses, and financial expenses/income are impacted by fluctuations in the U.S. dollar versus certain other currencies as described in the “Financial Risk Management” section of the 2011 Annual MD&A. The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

Consolidated Operating Review

(in $ millions, except per share amounts)	Q3 2012	Q3 2011	Variation	YTD 2012	YTD 2011	Variation

Net sales	600.2	529.7	70.5	1,386.6	1,244.1	142.5
Cost of sales	456.8	381.8	75.0	1,150.7	905.9	244.8

Gross profit	143.4	147.9	(4.5)	235.9	338.2	(102.3)

Selling, general and administrative expenses	57.2	56.6	0.6	162.0	145.4	16.6
Restructuring and acquisition-related costs	3.6	8.2	(4.6)	5.5	12.6	(7.1)

Operating income	82.6	83.1	(0.5)	68.4	180.2	(111.8)

Financial expenses, net	3.5	0.8	2.7	8.5	4.1	4.4
Equity (earnings) loss in investment in
joint venture	0.2	(0.9)	1.1	0.2	(0.3)	0.5

Earnings before income taxes	78.9	83.2	(4.3)	59.7	176.4	(116.7)
Income tax expense (recovery)	0.3	(5.0)	5.3	0.3	(9.3)	9.6

Net earnings	78.6	88.2	(9.6)	59.4	185.7	(126.3)

Earnings per share:
Basic EPS	0.65	0.72	(0.07)	0.49	1.53	(1.04)
Diluted EPS	0.64	0.72	(0.08)	0.49	1.52	(1.03)
Adjusted earnings per share - Diluted (1)	0.66	0.76	(0.10)	0.51	1.59	(1.08)
(1) See "Definition and Reconciliation of Non-GAAP Measures" in this interim MD&A
Certain minor rounding variances exist between the financial statements and this summary.

Net Sales
Consolidated net sales in the third quarter of fiscal 2012 amounted to $600.2 million, up $70.5 million, or 13.3% from $529.7 million in the third quarter of fiscal 2011. Printwear segment sales for the third quarter of fiscal 2012 were $449.3 million, up $45.7 million, or 11.3% from $403.6 million last year, and Branded Apparel segment sales were $150.9 million, up $24.8 million, or 19.7%, compared to sales of $126.1 million last year. The increase in consolidated net sales was primarily attributable to higher unit sales volumes in the Printwear segment, the impact of the acquisition of Anvil, higher selling prices for Branded Apparel and the impact of a more favourable product mix compared to the third quarter of fiscal 2011. These positive factors were partially offset by lower selling prices for Printwear products in the third quarter of fiscal 2012 compared to the third quarter last year. Consolidated net sales for the third quarter of fiscal 2012 were in line with the Company’s guidance provided on May 3, 2012.

Consolidated net sales for the first nine months of fiscal 2012 were $1,386.6 million, up $142.5 million, or 11.5% from $1,244.1 million in the same period last year. Printwear segment sales for the first nine months of fiscal 2012 amounted to $957.4 million, down $19.7 million, or 2.0% compared to $977.1 million in the same period last year. Branded Apparel segment sales for the nine months ended July 1, 2012 totaled

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MANAGEMENT’S DISCUSSION AND ANALYSIS

$429.2 million, up $162.3 million, or 60.8% compared to the first nine months of fiscal 2011. The increase in consolidated net sales for the first nine months of fiscal 2012 compared to the same period of fiscal 2011 was due to higher selling prices for Branded Apparel, the impact of the acquisitions of Gold Toe Moretz and Anvil and more favourable product mix, partially offset by lower net selling prices for Printwear.

Gross Profit
Consolidated gross profit for the third quarter of fiscal 2012 of $143.5 million decreased by $4.3 million from consolidated gross profit of $147.8 million during the third quarter of fiscal 2011. As a percentage of sales, gross margins for the third quarter of fiscal 2012 were 23.9%, down from 27.9% in the third quarter of fiscal 2011. The decline in gross margins in the third quarter of fiscal 2012 compared to the same period last year was due primarily to lower net selling prices in the Printwear segment and manufacturing inefficiencies, as inventory produced during the initial ramp up of production in Rio Nance 5 and the ramp down of production in Rio Nance 1 was consumed in cost of sales. Gross margins in the third quarter of fiscal 2012 also included a charge of $3.9 million to write off obsolete equipment at Rio Nance 1. These factors more than offset the positive impact of higher selling prices in the Branded Apparel segment, favourable product-mix and sock manufacturing efficiencies. Cotton costs in the third quarter were essentially unchanged from the third quarter of last year.

Consolidated gross profit for the first nine months of fiscal 2012 of $235.9 million, or 17.0% of sales, decreased significantly from consolidated gross profit of $338.2 million or 27.2% of sales in the same period last year. The decline in gross margins was mainly due to significantly higher cotton costs in the first half of fiscal 2012, lower average net selling prices for Printwear and a special distributor inventory devaluation discount incurred in the first quarter of fiscal 2012, as well as manufacturing inefficiencies, including the impact of the transition of Rio Nance 1 to Rio Nance 5 and manufacturing shutdown costs during the year. The negative effect of these factors was partially offset by the impact of the Gold Toe Moretz acquisition, favourable efficiencies in sock manufacturing and higher selling prices in the Branded Apparel segment.

Gross margins in the fourth quarter of the fiscal year are expected to improve as the Company consumes in its cost of sales inventory produced with increasingly lower cost cotton compared to last year.

Selling, General and Administrative Expenses
Selling, general and administrative (SG&A) expenses in the third quarter of fiscal 2012 were $57.2 million, or 9.5% of net sales, slightly up compared to $56.6 million, or 10.7% of net sales, in the third quarter of fiscal 2011 as the impact of the acquisition of Anvil was essentially offset by lower legal and professional fees, the non-recurrence of a write-down in obsolete assets, and lower variable compensation expenses.  For the first nine months of fiscal 2012, SG&A expenses were $162.0 million, or 11.7% of net sales, up $16.6 million compared to $145.4 million, or 11.7% of net sales in the same period last year. The increase in SG&A expenses for the first nine months of fiscal 2012 compared to the same period last year was due primarily to the impact of the acquisitions of Gold Toe Moretz and Anvil. Excluding the impact of the acquisitions of Gold Toe Moretz and Anvil, SG&A expenses declined due to lower variable compensation expenses, the non-recurrence of prior year losses related to the sale of fixed assets and the write-down of obsolete assets, and distribution efficiencies in the Branded Apparel segment.

Restructuring and Acquisition-Related Costs
Restructuring and acquisition-related costs for the three months and nine months ended July 1, 2012 were $3.6 million and $5.5 million, respectively, compared to $8.2 million and $12.6 million for the same respective periods last year. Restructuring and acquisition-related costs for the nine months ended July 1, 2012 include a net amount of $3.0 million pursuant to the acquisition of Anvil during the third quarter, including $1.2 million of acquisition-related transaction costs, and $10.7 million of obligations arising from certain exit and integration activities relating to a restructuring plan that was initiated immediately following the acquisition, net of a purchase gain on business acquisition of $8.9 million as described in note 4 to the condensed interim consolidated financial statements. Restructuring and acquisition-related costs for the nine months ended July 3, 2011 include $7.7 million relating to the acquisition of Gold Toe Moretz in the third quarter of last year, including $7.3 million of acquisition-related transaction costs and $0.4 million of

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MANAGEMENT’S DISCUSSION AND ANALYSIS

lease exit costs, and approximately $4.5 million related to the consolidation of our retail distribution centres to Charleston, South Carolina, and the closure of our U.S. sock knitting operations in Fort Payne, Alabama.

Operating Income
During the third quarter of fiscal 2012, the Company reported consolidated operating income of $82.6 million, essentially flat compared to operating income of $83.0 million in the third quarter of last year.  For the first nine months of fiscal 2012, the Company reported operating income of $68.4 million, down $111.8 million compared to operating income of $180.2 million in the same period last year due mainly to the results from the Printwear business. Operating income for both the third quarter and the first nine months of fiscal 2012 reflected lower operating income from the Printwear segment, particularly due to the operating loss incurred in the first quarter this year, partially offset by improved operating income performance from the Branded Apparel segment and lower corporate and other expenses. The decline in corporate and other expenses was mainly due to lower variable compensation expenses, the non-recurrence of prior year losses related to the sale of fixed assets and the write-down of obsolete assets, partially offset by higher amortization expense of intangible assets from the acquisition of Gold Toe Moretz.

Financial Expenses, net
Net financial expense includes interest expense, net of interest income, and bank and other financial charges, as well as foreign exchange gains and losses and derivative gains and losses on financial instruments not designated for hedge accounting. Net financial expense amounted to $3.5 million in the third quarter and $8.5 million in the first nine months of fiscal 2012, compared to $0.8 million and $4.1 million, respectively in the same periods last year. The increase in net financial expense for the three months and nine months ended July 1, 2012 compared to the same periods last year was primarily due to higher interest expense resulting from increased borrowings from the Company’s revolving long-term credit facility and the amortization of credit facility fees.

Income Taxes
We recorded income tax expense of $0.3 million in the third quarter and in the first nine months of fiscal 2012 compared to income tax recoveries of $5.0 million and $9.3 million for the same respective periods in fiscal 2011. The income tax recoveries for fiscal 2011 related to the recognition of tax losses incurred in higher tax rate jurisdictions.

Net Earnings
Net earnings for the third quarter of fiscal 2012 were $78.6 million, or $0.64 per share on a diluted basis, compared to net earnings of $88.1 million or $0.72 per share on a diluted basis in the third quarter of fiscal 2011. Excluding the impact of restructuring and acquisition-related costs, adjusted net earnings for the third quarter of fiscal 2012 were $80.2 million, or $0.66 per share compared to adjusted net earnings of $93.7 million, or $0.76 per share for the same period last year. The decline in adjusted net earnings and adjusted EPS compared to last year was mainly due to lower Printwear net selling prices, transitional manufacturing inefficiencies related to the ramp-down of Rio Nance 1 and the ramp-up of Rio Nance 5, including a non-cash charge of $0.03 per share to write-off obsolete manufacturing equipment at Rio Nance 1, and higher financial and income tax expenses. These negative factors more than offset the benefit of increased unit sales volumes of Printwear, higher average selling prices in the Branded Apparel segment, more favourable product-mix, improved sock manufacturing efficiencies and the accretive impact of the acquisition of Anvil.

Adjusted net earnings per share for the third quarter of fiscal 2012 were in line with the Company’s guidance of adjusted net earnings of approximately $0.65 per share which was provided on May 3, 2012.

The Company reported net earnings of $59.4 million, or $0.49 per share on a diluted basis for the first nine months of fiscal 2012, compared to net earnings of $185.7 million, or $1.52 per share for the same period last year. Before restructuring and acquisition-related costs, the Company reported adjusted net earnings of $62.2 million, or $0.51 per share for the first nine months of fiscal 2012 compared to adjusted net earnings of $194.9 million, or $1.59 per share on a diluted basis for the same period last year. The decline in the Company’s results compared to last year was due to the significant increase in cotton costs in the

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MANAGEMENT’S DISCUSSION AND ANALYSIS

first half of fiscal 2012, lower average net selling prices in the Printwear segment and increased income taxes and financial expenses. These unfavourable variances compared to last year were partially offset by sock manufacturing efficiencies, lower SG&A expenses excluding Gold Toe Moretz and Anvil, and the accretive impact of the acquisitions of Gold Toe Moretz and Anvil.

Segmented Operating Review

(in $ millions)	Q3 2012	Q3 2011	Variation	YTD 2012	YTD 2011	Variation

Segment net sales:
Printwear	449.3	403.6	45.7	957.4	977.2	(19.8)
Branded Apparel	150.9	126.1	24.8	429.2	266.9	162.3
Total net sales	600.2	529.7	70.5	1,386.6	1,244.1	142.5

Segment operating income (loss):
Printwear	89.5	109.9	(20.4)	108.7	261.8	(153.1)
Branded Apparel	14.2	2.1	12.1	17.7	(10.5)	28.2
Total segment operating income	103.7	112.0	(8.3)	126.4	251.3	(124.9)
Corporate and other(1)	(21.1)	(29.0)	7.9	(58.0)	(71.1)	13.1
Total operating income	82.6	83.0	(0.4)	68.4	180.2	(111.8)
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets.
Certain minor rounding variances exist between the financial statements and this summary.

Printwear

Net Sales
Printwear segment net sales in the third quarter of fiscal 2012 amounted to $449.3 million, up 11.3% from $403.6 million in the third quarter of fiscal 2011. The increase in Printwear segment sales in the quarter was due to higher unit sales volumes as a result of further organic market share penetration in the U.S. distributor channel, the impact of the Anvil acquisition, a 4.3% increase in industry demand by U.S. screenprinters, as reported in the CREST report produced by Capstone Research, Inc., higher sales from international markets, partially offset by lower net selling prices compared to the third quarter of fiscal 2011.

In the third quarter of fiscal 2012, our overall leading market share, according to CREST data was 65.0% in the U.S. wholesale distributor channel, up from 63.0% in the second quarter of fiscal 2012 and 61.2% in the same quarter last year. Including the acquisition of Anvil, the Company’s combined market share for the third quarter of fiscal 2012 was 71.3%.

The increase in international printwear sales in the third quarter of fiscal 2012 compared to last year was due to significantly higher unit volume sales growth in all markets, partially offset by lower net selling prices.

Printwear segment net sales in the first nine months of fiscal 2012 amounted to $957.4 million, down 2.0% from $977.1 million in same period of fiscal 2011. The decline was due to lower unit sales volumes in the U.S. printwear market, lower net selling prices, partially offset by higher sales from international markets and the impact of the Anvil acquisition. Sales volumes in the U.S. printwear market were negatively impacted in the first quarter of fiscal 2012 by the combination of significant distributor inventory destocking and a decrease in demand in the U.S. distributor channel, which has since not been fully offset by the replenishment of inventories by U.S. distributors and the recovery in demand.

Operating Income
The Printwear segment reported operating income of $89.5 million for third quarter of fiscal 2012 compared to operating income of $109.9 million in the third quarter of fiscal 2011. The decline in operating income was due to the impact of lower net selling prices and textile manufacturing inefficiencies, partially offset by

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MANAGEMENT’S DISCUSSION AND ANALYSIS

higher unit sales volumes, more favourable product-mix and the accretive impact of the Anvil acquisition. For the first nine months of fiscal 2012, the Printwear segment reported operating income of $108.7 million, significantly down from $261.8 million in the same period last year. The operating income decline was due to the significant increase in cotton costs in the first half of fiscal 2012, lower net selling prices, manufacturing inefficiencies due to the transition from Rio Nance 1 to Rio Nance 5 and manufacturing shutdown costs, as well as lower unit sales volumes in the first quarter this year combined with the impact of a special distributor inventory devaluation discount in the first quarter of fiscal 2012.

Branded Apparel

Net Sales
Branded Apparel segment net sales amounted to $150.9 million for the third quarter of fiscal 2012, up $24.8 million, or 19.7%, compared to the third quarter of fiscal 2011. The increase in Branded Apparel segment sales was due to higher net selling prices and the impact of the acquisition of Anvil, together with more favourable product-mix. Excluding Anvil, net sales for Branded Apparel in the third quarter were up by 6.5% compared with the third quarter of fiscal 2011. Branded Apparel segment net sales for the first nine months of fiscal 2012 were $429.2 million, up $162.3 million, or 60.8%, compared to the same period last year. The growth in Branded Apparel segment sales compared to last year was due to the Gold Toe Moretz and Anvil acquisitions together with higher net selling prices.

Operating Income / Loss
The Branded Apparel segment reported operating income of $14.2 million in the third quarter and $17.7 million in the first nine months of fiscal 2012 compared to operating income of $2.1 million and an operating loss of $10.5 million in the same respective periods last year. The improvement in operating performance in the third quarter of fiscal 2012 compared to last year was due to higher net selling prices, improved sock manufacturing efficiencies and the accretive impact of the Anvil acquisition. Results for the first nine months of fiscal 2012 also reflected the accretive impact of the acquisition of Gold Toe Moretz. These positive factors were partially offset by the significant increase in cotton costs in the first half of fiscal 2012 and lower unit volumes due to weak retail market conditions.

FINANCIAL CONDITION

Trade accounts receivable, which is net of accrued sales discounts, amounted to $302.4 million as at July 1, 2012 compared to $191.6 million at the end of fiscal 2011. The increase in trade accounts receivable was mainly due to higher seasonal sales in the third quarter compared with the fourth quarter of fiscal 2011, and the inclusion of accounts receivable from the acquisition of Anvil which amounted to $31.1 million at the end of the third quarter. The increase was also due to a lower offset for accrued annual sales discounts at the end of the third quarter compared with the end of fiscal 2011, as the fiscal year-end balance included an offset for a full year’s accrual for annual sales discounts.

Inventories as at July 1, 2012 were $550.3 million compared to $568.3 million at the end of fiscal 2011. Excluding the inventories from the acquisition of Anvil which amounted to $61.7 million as at July 1, 2012, inventories decreased by $79.7 million from the end of fiscal 2011. The decrease from the end of fiscal 2011 was due mainly to lower average unit costs as a result of significantly lower cotton costs. Excluding the impact of Anvil, overall inventory unit volumes remained relatively unchanged from the end of fiscal 2011.

Property, plant and equipment, which are net of accumulated depreciation, including asset impairment losses, amounted to $564.2 million as at July 1, 2012, compared to $550.3 million as at October 2, 2011. The increase of $13.9 million reflects net capital additions of $59.3 million, the inclusion of $14.1 million of property, plant and equipment acquired from Anvil, offset by depreciation of $59.5 million. Capital additions included expenditures primarily for our Rio Nance 5 textile facility and our biomass energy projects in Honduras. Depreciation and amortization expense for the three months and nine months ended July 1, 2012 includes a charge of $3.9 million related to the retirement, before the end of the previously estimated useful lives, of certain machinery and equipment at the Company’s Rio Nance 1 textile facility in Honduras.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements and computer software, and amounted to $267.4 million as at July 1, 2012 compared to $261.7 million at the end of fiscal 2011. The increase of $5.7 million reflects $13.1 million related to the acquisition of Anvil, $5.1 million related to expenditures for the acquisition of the rights to the Gold Toe® trademark in Canada and computer software, partially offset by amortization of $12.5 million.

Total assets were $1,939.2 million as at July 1, 2012, compared to $1,858.5 million at the end of fiscal 2011. Working capital was $689.4 million as at July 1, 2012 compared to $577.7 million as at October 2, 2011. The current ratio at the end of the third quarter of fiscal 2012 was 3.7 compared to 2.9 at the end of fiscal 2011.

Accounts payable and accrued liabilities amounted to $253.0 million as at July 1, 2012 compared to $298.0 million at the end of fiscal 2011. Excluding the accounts payable related to the acquisition of Anvil which amounted to $36.4 million as at July 1, 2012, accounts payable and accrued liabilities decreased by $81.4 million. The decrease from the end of fiscal 2011 was mainly due to the impact of lower cotton costs, as well as lower accruals for variable compensation expenses.

Deferred income tax liabilities net of deferred income tax assets decreased from $12.0 million at the end of fiscal 2011 to $1.9 million at July 1, 2012. The decrease was due primarily to the acquisition of Anvil which resulted in the assumption of approximately $7.4 million of net deferred income tax assets at May 9, 2012, due to the tax effect of temporary taxable differences between the accounting and tax basis of net assets acquired.

Provisions of $11.6 million as at July 1, 2012 increased by $3.4 million compared to $8.2 million at the end of fiscal 2011. The increase is due primarily to a provision of $3.0 million related to decommissioning and site-restoration liabilities recorded in connection with the acquisition of Anvil.

CASH FLOWS

Cash flows from operating activities were $158.3 million for the three months ended July 1, 2012 compared to $41.0 million for the same period last year. The year over year increase in operating cash flows for the three months ended July 1, 2012 was due mainly to changes in non-cash working capital balances. Decrease in non-cash working capital balances positively impacted operating cash flows by $55.2 million during the third quarter of fiscal 2012, while increases in non-cash working capital balances during the third quarter of last year negatively impacted operating cash flows by $47.5 million. This year-over-year variance in working capital balances resulted mainly from the impact of changes in cotton prices on average inventory costs, with declining prices resulting in a decrease in inventories during the third quarter of this year, and increasing cotton prices during fiscal 2011 contributing to an increase in inventories in the third quarter of last year.

For the nine months ended July 1, 2012, cash flows from operating activities were $48.9 million compared to $51.8 million for the comparative period for fiscal 2011. Despite significantly lower net earnings this year due to the net loss that was reported for the first quarter of fiscal 2012, operating cash flows were comparable with last year as a result of lower increases in non-cash working capital, with increases in non-cash working capital negatively impacting operating cash flows by $79.0 million compared with a negative impact of $173.1 million during the same period last year. The increase in non-cash working capital for the nine months ended July 1, 2012 was due to seasonal increases in trade accounts receivable, with the impact of declining cotton costs resulting in decreases to both inventories and accounts payable and accrued liabilities. For the nine months ended July 3, 2011, the increase in non-cash working capital was also affected by seasonal increases in trade accounts receivable, but inventories increased during this period due to a combination of rising cotton costs during fiscal 2011 and an increase in inventory unit volumes, partially offset by the impact of increases in accounts payable and accrued liabilities relating to the cotton cost increases. Cash flows from operating activities for fiscal 2011 also reflected a cash contribution of $9.5 million made during the third quarter to Gold Toe Moretz’s defined benefit plan in connection with the Company’s plan to wind up the defined benefit pension plan.

QUARTERLY REPORT – Q3 2012 P.15

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash flows used in investing activities were $103.3 million and $150.2 million for the three months and nine months ended July 1, 2012 compared to cash flows used in investing activities of $377.7 million and $441.7 million for the same periods last year. For the first nine months of fiscal 2012 cash flows used in investing activities included cash outflows for the acquisition of Anvil of $87.4 million combined with capital spending of $64.7 million. For the nine months ended July 3, 2011 cash used in investing activities included cash outflows for the acquisition of Gold Toe Moretz of $345.2 million combined with capital spending of $110.2 million, partially offset by proceeds on the disposal of a corporate asset of $13.2 million.

We generated free cash flow of $142.4 million in the third quarter of fiscal 2012, compared to free cash flow of $8.5 million last year, due to the higher operating cash flows as noted above, and lower capital expenditures. For the first nine months of fiscal 2012 we incurred negative free cash flow of $13.9 million compared to negative free cash flow of $44.7 million for the same period last year. The year-over-year decrease in negative free cash flow of $30.8 million for the nine month period was due mainly to lower capital spending during fiscal 2012. Free cash flow is comprised of cash flows from operating activities, including net changes in non-cash working capital balances, less cash used in investing activities, excluding business acquisitions. See the heading entitled “Free Cash Flow” under the section entitled “Definition and Reconciliation of Non-GAAP Measures” in this MD&A.

Cash flows relating to financing activities reflected cash outflows of $37.4 million in third quarter of fiscal 2012, and cash inflows of $68.6 million for the first nine months of fiscal 2012, compared to cash inflows from financing activities of $244.9 million and $220.1 million for the same periods last year. During the nine months ended July 1, 2012, net cash flows from financing activities reflected an increase in funds drawn on our revolving long-term credit facility of $97 million, compared to an increase in funds drawn on the revolving long-term credit facility of $252 million for the same period last year which was utilized to partially finance the acquisition of Gold Toe Moretz. The Company also paid an aggregate of $27.5 million of dividends during the nine months ended July 1, 2012 for dividends declared in December 2011, February 2012 and May 2012. During the nine months ended July 3, 2011, the Company only paid two quarterly dividends due to the timing of the Company’s initiation of its quarterly dividend in fiscal 2011.

LIQUIDITY AND CAPITAL RESOURCES

We have a committed revolving long-term credit facility of up to $800 million, on an unsecured basis, which matures in June 2016. Total indebtedness as at July 1, 2012 was $306.0 million compared to $209.0 million as at October 2, 2011. We ended the quarter with net indebtedness of $257.5 million compared to net indebtedness of $127.0 million as at the end of fiscal 2011, as cash flows used in investing activities and cash requirements for dividend payments exceeded cash flows from operating activities for the nine months ended July 1, 2012. An amount of $3.9 million has been committed against this facility to cover various letters of credit as at July 1, 2012. Total indebtedness is comprised of bank indebtedness and long-term debt (including the current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents as described under the section entitled “Definition and Reconciliation of Non-GAAP measures” in this MD&A.

Gildan is currently projecting capital expenditures of approximately $90 million for fiscal 2012, compared to the previous forecast of $100 million, including expenditures for the ramp-up of the Rio Nance 5 textile facility, and our ongoing cost reduction initiatives including expenditures for our biomass alternative energy projects in Honduras.

As disclosed in note 11 to the unaudited condensed interim consolidated financial statements, the Company is required to comply with certain covenants including maintenance of a net debt to trailing twelve months EBITDA ratio below 3.0:1, although the facility provides that this limit may be exceeded in the short term under certain circumstances. EBITDA is defined under the facility as net earnings before interest, income taxes, depreciation and amortization, with adjustments for certain non-recurring items. Following the closing of the acquisition of Anvil, the trailing twelve months net debt to EBITDA ratio covenant has been increased from 3.0:1 to 3.5:1 for the balance of the Company’s 2012 fiscal year. In

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MANAGEMENT’S DISCUSSION AND ANALYSIS

addition, the Company is permitted to include the historical EBITDA of Anvil in the calculation of EBITDA for the trailing twelve months. Based on EBITDA for the trailing twelve months ended July 1, 2012, the borrowing limit under the revolving long-term credit facility as at July 1, 2012 was approximately $725 million.

We expect to generate free cash flow during the remainder of fiscal 2012 as a result of improving gross margins as the Company consumes in its cost of sales inventory produced with lower cost cotton. Cash flows from operating activities and the unutilized financing capacity under our revolving long-term credit facility are expected to continue to provide us with sufficient liquidity for the foreseeable future to fund our organic growth strategy, including anticipated working capital and capital expenditure requirements, to fund dividends to shareholders, as well as provide us with financing flexibility to take advantage of potential acquisition opportunities which complement our organic growth strategy.

Off-Balance Sheet Arrangements and Contractual Obligations

All commitments have been reflected in our consolidated statements of financial position except for operating leases and other purchase obligations, which are included in the table of contractual obligations that follows. As disclosed in note 14 to our 2011 audited annual consolidated financial statements, we have granted corporate guarantees, irrevocable standby letters of credit and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at July 1, 2012, the maximum potential liability under these guarantees was $13.9 million, of which $5.5 million was for surety bonds and $8.4 million was for corporate guarantees and standby letters of credit.

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth our significant contractual obligations by period for the following items as at July 1, 2012, excluding derivative financial instruments and future interest payments:

		Less than 1	1 to 3	4 to 5	More than 5
(in $ millions)	Total	fiscal year	fiscal years	fiscal years	fiscal years
Long-term debt	306.0	-	-	306.0	-
Purchase obligations	110.4	110.4	-	-	-
Operating leases and other obligations	81.0	5.7	51.7	12.0	11.6
Total contractual obligations	497.4	116.1	51.7	318.0	11.6

Derivative Instruments

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in exchange rates, commodity prices and interest rates. Derivative financial instruments are not used for speculative purposes. During the nine months ended July 1, 2012, the Company entered into forward foreign exchange contracts in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar. For the nine months ended July 1, 2012, there were no significant changes since the end of fiscal 2011 in derivative financial instruments outstanding.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Outstanding Share Data

Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange (GIL). As at July 31, 2012 there were 121,576,377 common shares issued and outstanding along with 1,071,065 stock options and 881,656 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Declaration of Dividends

The Company paid dividends of $27.5 million during the nine months ended July 1, 2012. On August 1, 2012, the Board of Directors declared a quarterly cash dividend of $0.075 per share for an expected aggregate payment of $9.1 million which will be paid on September 10, 2012 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on August 16, 2012. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

The Board of Directors consider several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s revolving long-term credit facility requires compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

Normal Course Issuer Bid

In December 2011, the Company announced the renewal of a normal course issuer bid to repurchase up to one million outstanding common shares of the Company on the TSX and the NYSE representing approximately 0.8% of its issued and outstanding common shares, in accordance with the requirements of the TSX (the “NCIB”). During the nine months ended July 1, 2012, there were no repurchases under the NCIB. Common shares purchased under the NCIB will be cancelled.

OUTLOOK

A discussion of management’s expectations as to our outlook for fiscal 2012 is contained in our third quarter earnings results press release dated August 2, 2012 under the section entitled “Sales and Earnings Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on our website at www.gildan.com.

FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices. Please refer to the “Financial Risk Management” section of the 2011 Annual MD&A for additional disclosure of the Company’s exposure to risks arising from financial instruments.

QUARTERLY REPORT – Q3 2012 P.18

MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our unaudited condensed interim consolidated financial statements for the period ended January 1, 2012. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities and fair values of financial instruments at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates involve varying degrees of judgment and uncertainty, and are based on a number of factors, including historical experience, current events and industry trends, information available from outside sources, management’s business plans, and other assumptions that management believes are reasonable based on information available at the time they are made. Given the inherent uncertainty involved in making estimates, actual results reported in future periods could differ materially from these estimates.

Management believes that the following items represent significant areas that require the use of management estimates and assumptions:

•	Allowance for doubtful accounts
•	Sales promotional programs
•	Inventory valuation
•	Business combinations
•	Recoverability and impairment of non-financial assets
•	Valuation of employee benefit obligations related to defined benefit plans
•	Measurement of the estimate of expected expenditures for decommissioning and site restoration costs
•	Valuation of income tax assets and liabilities

For a more detailed discussion on these areas requiring the use of management estimates and assumptions, readers should refer to note 3 to the unaudited condensed interim consolidated financial statements for the period ended January 1, 2012.

ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

Accounting Policies

For periods beginning on or after October 2, 2011, the Company has adopted IFRS as issued by the International Accounting Standards Board (IASB) for the preparation of its consolidated financial statements. The comparative figures for each quarter of the fiscal year ended October 2, 2011 have been recast to comply with IFRS. Prior to October 2, 2011, the Company prepared its consolidated financial statements in accordance with Canadian GAAP. See note 13 to the unaudited condensed interim consolidated financial statements for details on the reconciliations of the Company’s financial statements from Canadian GAAP to IFRS. The Company applied the accounting policies described in note 3 to its unaudited condensed interim consolidated financial statements for the period ended January 1, 2012, which are the accounting policies the Company expects to adopt for its consolidated financial statements as at and for the year ending September 30, 2012. Final decisions on accounting policies are not required to be made until the preparation of the fiscal 2012 annual consolidated financial statements, therefore readers are cautioned that circumstances may arise, such as changes in IFRS standards or economic conditions, which may require retrospective application of new IFRS standards or cause the Company to select different accounting policies.

New Accounting Standards Not Yet Applied

In October 2010, the IASB released IFRS 9, Financial Instruments, and in May 2011, the IASB released IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of

QUARTERLY REPORT – Q3 2012 P.19

MANAGEMENT’S DISCUSSION AND ANALYSIS

Interests in Other Entities, and IFRS 13, Fair Value Measurement. In June 2011, the IASB amended IAS 1, Presentation of Financial Statements, and IAS 19, Employee Benefits. For a detailed description of these new accounting standards, please refer to note 3 to the unaudited condensed interim consolidated financial statements for the period ended July 1, 2012.

RELATED PARTY TRANSACTIONS

We purchase a portion of our yarn requirements from our yarn spinning joint venture, CanAm, which is a jointly-controlled entity over which the Company exercises joint control. The purchase of yarn from CanAm is in the normal course of operations and is measured at the exchange amounts, which is the amount of consideration established and agreed to by the related parties. For the three months and nine months ended July 1, 2012, total purchases of yarn from CanAm were $31.9 million and $95.8 million respectively (2011 - $41.8 million and $101.4 million). As at July 1, 2012, the Company had an outstanding payable to CanAm of $2.2 million (October 2, 2011 - $3.3 million). The Company also had a note receivable from CanAm which was fully reimbursed during the third quarter of fiscal 2012 (October 2, 2011 - $3.9 million). We also lease warehouse and office space from an officer of a subsidiary of the Company under operating leases. The payments made on these leases are in accordance with the terms of the lease agreements established and agreed to by the related parties, which amounted to $0.3 million and $0.8 million for the three months and nine months ended July 1, 2012 (2011 – $0.1 million). There were no amounts owing as at July 1, 2012 and October 2, 2011.

CONTROLS AND PROCEDURES

Management’s annual evaluation and report on the effectiveness of internal control over financial reporting as of our most recent fiscal year ended October 2, 2011 was included in the 2011 Annual MD&A, and was based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of October 2, 2011. There have been no material changes in internal control over financial reporting since October 2, 2011.

For the period ended July 1, 2012, the Company has limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude the controls, policies and procedures of Anvil, an acquisition that the Company completed on May 9, 2012 (see Operating Results – Business Acquisition), the results of which are included in the unaudited condensed interim consolidated financial statements of the Company for the period ended July 1, 2012. The consolidated results of the Company for the three months and nine months ended July 1, 2012 include net sales of $35.5 million and a net loss of $2.6 million relating to Anvil’s results of operation since the date of acquisition. Anvil accounted for approximately $109 million of current assets, $29 million of non-current assets, $35 million of current liabilities and $5 million of non-current liabilities, in the Company’s interim consolidated statement of financial position as at July 1, 2012.

Canadian and U.S. securities regulations and related interpretations allow issuers to limit the scope of the design of internal control over financial reporting of a business that an issuer acquired not more than 365 days before the last day of the period covered by the interim filings.

RISKS AND UNCERTAINTIES

In our 2011 Annual MD&A under the sections “Financial Risk Management” and “Risks and Uncertainties”, as subsequently updated in our Q1 2012 MD&A, and under the section “Critical Accounting Estimates and Judgments” in this MD&A, we provide a detailed review of risks that could affect our financial condition, results of operations or business, cash flows or the trading price of our common stock, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and

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MANAGEMENT’S DISCUSSION AND ANALYSIS

adversely affect our financial condition, results of operations, cash flows or business. The risks described in our 2011 Annual MD&A, as subsequently updated in our Q1 2012 MD&A, include risks associated with:

•	Our ability to implement our strategies and plans
•	Our ability to compete effectively
•	Adverse changes in general economic conditions
•	Our reliance on a small number of significant customers
•	Our customers do not commit to purchase minimum quantities
•	Our ability to anticipate evolving consumer preferences and trends
•	Our ability to manage production and inventory levels effectively in relation to changes in customer demand
•	Fluctuations and volatility in the price of raw materials used to manufacture our products
•	Our dependence on key suppliers
•	Climate, political, social and economic risks in the countries in which we operate or from which we source production
•	We rely on certain international trade agreements and preference programs and are subject to evolving trade regulations
•	Factors or circumstances that could increase our effective income tax rate
•	Compliance with environmental, health and safety regulations
•	Our significant reliance on our information systems for our business operations
•	Adverse changes in third party licensing arrangements and licensed brands
•	Our ability to protect our intellectual property rights
•	Changes in our relationship with our employees or changes to domestic and foreign employment regulations
•	Negative publicity as a result of violation in local labour laws or international labour standards, unethical labour and other business practices
•	Our dependence on key management and our ability to attract and/or retain key personnel
•	Changes to and failure to comply with consumer product safety laws

Update to the Description of Risks and Uncertainties

The following are updates to the description of risks and uncertainties contained in the section entitled, “Risks and Uncertainties” of our 2011 Annual MD&A, as subsequently updated in our Q1 2012 MD&A.

Our significant reliance on our information systems for our business operations
As part of the Company’s plans to upgrade its JD Edwards ERP system to the current release, Enterprise One, as disclosed in the 2011 Annual MD&A, the Company has begun the implementation of the first phase of the upgrade during the fourth quarter of fiscal 2012. There can be no assurance that we will not experience operational problems during the implementation of the upgrade to our ERP system.

Changes in our relationship with our employees
We employ over 30,000 employees worldwide. The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. Some of our employees are members of labour organizations and, with the acquisition of Anvil on May 9, 2012, we are now a party to collective bargaining agreements at our Anvil sewing facilities in Honduras and Nicaragua. If labour relations were to change or deteriorate at any of our facilities or any of our third-party contractors’ facilities, this could adversely affect the productivity and cost structure of the Company’s manufacturing operations.

DEFINITION AND RECONCILIATION OF NON-GAAP MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below. The non-GAAP measures are

QUARTERLY REPORT – Q3 2012 P.21

MANAGEMENT’S DISCUSSION AND ANALYSIS

presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted Net Earnings and Adjusted Diluted EPS

To measure our performance from one period to the next, without the variations caused by the impacts of restructuring and acquisition-related costs, net of related income tax recoveries, management uses adjusted net earnings and adjusted diluted earnings per share, which are calculated as net earnings and diluted earnings per share excluding these items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, except per share amounts)	Q3 2012	Q3 2011	YTD 2012	YTD 2011
Net earnings	78.6	88.1	59.4	185.7
Adjustments for:
Restructuring and acquisition-related costs	3.6	8.2	5.5	12.6
Income tax recovery on restructuring and
acquisition-related costs	(2.0)	(2.6)	(2.7)	(3.4)
Adjusted net earnings	80.2	93.7	62.2	194.9
Basic EPS	0.65	0.72	0.49	1.53
Diluted EPS	0.64	0.72	0.49	1.52
Adjusted diluted EPS	0.66	0.76	0.51	1.59
Certain minor rounding variances exist between the financial statements and this summary.

EBITDA

EBITDA is calculated as earnings before financial expenses/income, taxes, and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs as well as the equity earnings in investment in joint venture. We use EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions)	Q3 2012	Q3 2011	YTD 2012	YTD 2011
Net earnings	78.6	88.1	59.4	185.7
Restructuring and acquisition-related costs	3.6	8.2	5.5	12.6
Depreciation and amortization	27.5	21.1	72.0	56.3
Variation of depreciation included in inventories	2.5	0.1	(3.3)	(2.0)
Financial expenses, net	3.5	0.8	8.5	4.1
Income tax expense (recovery)	0.3	(5.0)	0.3	(9.3)
Equity (earnings) loss in investment in joint venture	0.2	(0.9)	0.2	(0.3)
EBITDA	116.2	112.4	142.6	247.1
Certain minor rounding variances exist between the financial statements and this summary.

Free Cash Flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business,

QUARTERLY REPORT – Q3 2012 P.22

MANAGEMENT’S DISCUSSION AND ANALYSIS

because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business, and/or to redistribute to our shareholders. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	Q3 2012	Q3 2011	YTD 2012	YTD 2011
Cash flows from operating activities	158.3	41.0	48.9	51.8
Cash flows used in investing activities	(103.3)	(377.7)	(150.2)	(441.7)
Adjustments for:
Business acquisitions	87.4	345.2	87.4	345.2
Free cash flow	142.4	8.5	(13.9)	(44.7)
Certain minor rounding variances exist between the financial statements and this summary.

Total Indebtedness and Net Indebtedness

Total indebtedness is comprised of bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. We consider total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

	July 1,	October 2,
(in $ millions)	2012	2011
Long-term debt and total indebtedness	306.0	209.0
Cash and cash equivalents	(48.5)	(82.0)
Net indebtedness	257.5	127.0
Certain minor rounding variances exist between the financial statements and this summary.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial Risk Management” and “Risks and Uncertainties” sections of the 2011 Annual MD&A as subsequently updated in our first quarter and third quarter 2012 MD&A, and the risks described under the “Critical Accounting Estimates and Judgments” section of this MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans, including achieving market share gains, implementing cost reduction initiatives and completing and successfully integrating acquisitions;
•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;

QUARTERLY REPORT – Q3 2012 P.23

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•	disruption to manufacturing and distribution activities due to labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;
•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, and other laws and regulations in the jurisdictions in which we operate;
•
our significant reliance on computerized information systems for our business operations, including our JD Edwards Enterprise Resource Planning (ERP) system which is currently being upgraded to the latest system release, Enterprise One;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of violation of local labour laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in accounting policies and estimates; and
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

August 1, 2012

QUARTERLY REPORT – Q3 2012 P.24

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	July 1, 2012	October 2, 2011

Current assets:
Cash and cash equivalents	$48,510	$82,025
Trade accounts receivable	302,378	191,594
Income taxes receivable	1,602	515
Inventories (note 5)	550,258	568,311
Prepaid expenses and deposits	15,108	10,827
Assets held for sale	12,800	13,142
Other current assets	11,710	9,228
Total current assets	942,366	875,642

Non-current assets:
Property, plant and equipment	564,203	550,324
Investment in joint venture	11,321	13,038
Intangible assets	267,432	261,653
Goodwill	141,933	141,933
Other assets	11,977	15,909
Total non-current assets	996,866	982,857

Total assets	$1,939,232	$1,858,499

Current liabilities:
Accounts payable and accrued liabilities	$253,013	$297,960
Total current liabilities	253,013	297,960

Non-current liabilities:
Long-term debt (note 11)	306,000	209,000
Deferred income taxes	1,863	11,977
Employee benefit obligations	22,561	20,246
Provisions	11,550	8,226
Total non-current liabilities	341,974	249,449

Total liabilities	594,987	547,409

Equity:
Share capital	104,510	100,436
Contributed surplus	16,700	16,526
Retained earnings	1,226,574	1,194,804
Accumulated other comprehensive loss	(3,539)	(676)
Total equity attributable to shareholders of the Company	1,344,245	1,311,090

Total liabilities and equity	$1,939,232	$1,858,499

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q3 2012 P.25

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Nine months ended
	July 1,	July 3,	July 1,	July 3,
	2012	2011	2012	2011
		(note 13)		(note 13)

Net sales	$600,239	$529,662	$1,386,601	$1,244,082
Cost of sales	456,751	381,819	1,150,671	905,909

Gross profit	143,488	147,843	235,930	338,173

Selling, general and administrative expenses	57,204	56,625	161,977	145,418
Restructuring and acquisition-related costs
(note 9)	3,647	8,203	5,515	12,577

Operating income	82,637	83,015	68,438	180,178

Financial expenses, net (note 10(b))	3,532	807	8,465	4,113
Equity (earnings) loss in investment in
joint venture	205	(891)	208	(306)

Earnings before income taxes	78,900	83,099	59,765	176,371

Income tax expense (recovery)	258	(4,997)	317	(9,328)

Net earnings	78,642	88,096	59,448	185,699

Other comprehensive income (loss), net of
related income taxes (note 7):
Cash flow hedges	(1,553)	1,371	(2,863)	1,364
Actuarial loss on employee benefit
obligations	-	(166)	-	(166)
	(1,553)	1,205	(2,863)	1,198

Comprehensive income	$77,089	$89,301	$56,585	$186,897

Earnings per share:
Basic EPS (note 6)	$0.65	$0.72	$0.49	$1.53
Diluted EPS (note 6)	$0.64	$0.72	$0.49	$1.52

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q3 2012 P.26

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Nine months ended July 1, 2012 and July 3, 2011
(in thousands or thousands of U.S. dollars) - unaudited

				Accumulated
				other
	Share capital		Contributed	comprehensive	Retained	Total
	Number	Amount	surplus	income (loss)	earnings	equity

Balance, October 2, 2011	121,331	$100,436	$16,526	$(676)	$1,194,804	$1,311,090

Share-based compensation related to
stock options and Treasury restricted
share units	-	-	3,440	-	-	3,440
Shares issued under employee share
purchase plan	21	517	-	-	-	517
Shares issued pursuant to exercise of
stock options	34	278	(30)	-	-	248
Shares issued pursuant to vesting of
restricted share units	182	4,957	(4,957)	-	-	-
Share repurchases	(70)	(1,678)	1,534	-	-	(144)
Dividends declared	-	-	187	-	(27,678)	(27,491)
Transactions with shareholders of the
Company recognized directly in equity	167	4,074	174	-	(27,678)	(23,430)

Cash flow hedges	-	-	-	(2,863)	-	(2,863)
Net earnings	-	-	-	-	59,448	59,448
Total comprehensive income for the
period	-	-	-	(2,863)	59,448	56,585

Balance, July 1, 2012	121,498	$104,510	$16,700	$(3,539)	$1,226,574	$1,344,245

Balance, October 4, 2010	121,352	$97,036	$10,091	$(1,710)	$1,002,487	$1,107,904

Share-based compensation related to
stock options and Treasury restricted
share units	-	-	3,422	-	-	3,422
Shares issued under employee share
purchase plan	17	488	-	-	-	488
Shares issued pursuant to exercise of
stock options	354	3,343	(140)	-	-	3,203
Shares issued pursuant to vesting of
Treasury restricted share units	21	495	(495)	-	-	-
Shares issued as consideration for costs
incurred in a business acquisition	30	1,068	-	-	-	1,068
Dividends declared	-	-	123	-	(18,465)	(18,342)
Transactions with shareholders of the
Company recognized directly in equity	422	5,394	2,910	-	(18,465)	(10,161)

Cash flow hedges	-	-	-	1,364	-	1,364
Actuarial loss on employee benefit
obligations	-	-	-	-	(166)	(166)
Net earnings	-	-	-	-	185,699	185,699
Total comprehensive income for the
period	-	-	-	1,364	185,533	186,897

Balance, July 3, 2011 (note 13)	121,774	$102,430	$13,001	$(346)	$1,169,555	$1,284,640

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q3 2012 P.27

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Nine months ended
	July 1,	July 3,	July 1,	July 3,
	2012	2011	2012	2011
		(note 13)		(note 13)
Cash flows from (used in) operating activities:
Net earnings	$78,642	$88,096	$59,448	$185,699
Adjustments to reconcile net earnings to cash
flows from (used in) operating activities (note 8 (a))	24,470	368	68,456	39,258
	103,112	88,464	127,904	224,957
Changes in non-cash working capital balances:
Trade accounts receivable	(34,117)	(54,219)	(80,698)	(100,091)
Income taxes receivable	1,955	3,504	681	651
Inventories	76,198	(23,035)	77,009	(125,611)
Prepaid expenses and deposits	(4,876)	(2,975)	(2,485)	(2,079)
Other current assets	(2,446)	1,083	(3,753)	172
Accounts payable and accrued liabilities	18,490	28,159	(69,729)	53,832
Net cash flows from operating activities	158,316	40,981	48,929	51,831

Cash flows from (used in) financing activities:
(Decrease) increase in amounts drawn under revolving
long-term credit facility	(27,000)	252,000	97,000	252,000
Dividends paid	(9,097)	(9,148)	(27,491)	(18,342)
Repayment of other long-term debt	-	-	-	(17,233)
Proceeds from the issuance of shares	361	2,023	765	3,691
Repurchase of shares	(1,678)	-	(1,678)	-
Net cash flows from (used in) financing activities	(37,414)	244,875	68,596	220,116

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(15,293)	(31,223)	(59,548)	(107,186)
Purchase of intangible assets	(782)	(1,233)	(5,150)	(3,000)
Business acquisitions	(87,373)	(345,224)	(87,373)	(345,224)
Proceeds on disposal of corporate asset	-	-	-	13,226
Proceeds on disposal of assets held for sale	124	7	378	468
Dividend received from investment in joint venture	-	-	1,509	-
Net cash flows used in investing activities	(103,324)	(377,673)	(150,184)	(441,716)

Effect of exchange rate changes on cash and cash
equivalents denominated in foreign currencies	(577)	(99)	(856)	288
Net increase (decrease) in cash and cash equivalents during
the period	17,001	(91,916)	(33,515)	(169,481)
Cash and cash equivalents, beginning of period	31,509	173,278	82,025	250,843
Cash and cash equivalents, end of period	$48,510	$81,362	$48,510	$81,362

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$2,356	$1,137	$6,130	$1,972
Income taxes	(41)	321	2,378	5,248

Supplemental disclosure of cash flow information (note 8)

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q3 2012 P.28

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended July 1, 2012
Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the first Sunday following September 28.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These condensed interim consolidated financial statements are for the Company’s third quarter of fiscal 2012 as at and for the three and nine months ended July 1, 2012 and comprise the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a)	Statement of compliance:
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34“) and IFRS 1, First-time Adoption of International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of these condensed interim consolidated financial statements, as those disclosed in note 3 of its unaudited condensed interim consolidated financial statements for the quarter ended January 1, 2012.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2011 annual consolidated financial statements and the Company’s condensed interim consolidated financial statements for the quarter ended January 1, 2012, with consideration given to the IFRS transition disclosures included in note 13 to these condensed interim consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on August 1, 2012.

(b)	Basis of measurement:
The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following items in the condensed interim consolidated statements of financial position:
•	Derivative financial instruments which are measured at fair value;
•	Liabilities for cash-settled share-based payment arrangements which are measured at fair value;
•	Employee benefit obligations related to defined benefit plans which are measured as the net total of the fair value of plan assets and the present value of the defined benefit obligation;
•	Provision for decommissioning and site restoration costs which is measured at the present value of the expenditures expected to be required to settle the obligation;
•	Contingent consideration in connection with a business combination which is measured at fair value; and
•	Identifiable assets acquired and liabilities assumed in connection with a business combination which are initially measured at fair value.

The functional and presentation currency of the Company is the U.S. dollar.

(c)	Seasonality of the business:
The Company’s revenues and net earnings are subject to seasonal variations. Historically, net sales have been lowest in the first quarter and highest in the third quarter of the Company’s fiscal year, reflecting the seasonality of the Printwear segment net sales, which have historically accounted for the majority of the Company’s consolidated net sales.

QUARTERLY REPORT – Q3 2012 P.29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

A number of new accounting standards, and amendments to accounting standards and interpretations, are not yet effective for the year ending September 30, 2012, and have not been applied in preparing these condensed interim consolidated financial statements. These include:

Financial instruments
In October 2010, the IASB released IFRS 9, Financial instruments, which is the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. This first part only covers classification and measurement of financial assets and financial liabilities, with impairment of financial assets and hedge accounting being addressed in the other two parts.

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. However, requirements for measuring a financial liability at fair value have changed, as the portion of the changes in fair value related to the entity’s own credit risk must be presented in other comprehensive income rather than in net earnings. IFRS 9 will be effective for the Company’s fiscal year beginning on October 5, 2015, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Consolidation
In May 2011, the IASB released IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation - Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. IFRS 10 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Joint Arrangements
In May 2011, the IASB released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting of joint arrangements by requiring the equity method to account for interests in joint ventures. IFRS 11 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Disclosure of Interests in Other Entities
In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Fair value measurement
In May 2011, the IASB released IFRS 13, Fair value measurement. IFRS 13 will improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The standard will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

QUARTERLY REPORT – Q3 2012 P.30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED (continued):

Financial statement presentation
In June 2011, the IASB amended IAS 1, Presentation of Financial Statements. The principal change resulting from the amendments to IAS 1 is a requirement to group together items within other comprehensive income that may be reclassified to the statement of income. The amendments also reaffirm existing requirements that items in other comprehensive income and net income should be presented as either a single statement or two consecutive statements. The amendment to IAS 1 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The adoption of the amended standard will have no impact on the consolidated financial statements of the Company.

Employee benefits
In June 2011, the IASB amended IAS 19, Employee Benefits. Amongst other changes, the amendments require entities to compute the financing cost component of defined benefit plans by applying the discount rate used to measure post employment benefit obligations to the net post-employment benefit obligations (usually, the present value of defined benefit obligations less the fair value of plan assets). Furthermore, the amendments to IAS 19 enhance the disclosure requirements for defined benefit plans, providing additional information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The amendment to IAS 19 will be effective for the Company’s fiscal years beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

4. BUSINESS ACQUISITION:

On May 9, 2012, the Company acquired 100% of the common shares of Anvil Holdings, Inc. (“Anvil”) for an aggregate cash consideration of $87.4 million, net of cash acquired. Anvil is a supplier of high-quality basic T-shirts and sport shirts. The acquisition of Anvil further enhances the Company’s leadership position in the U.S. printwear market, and also positions the Company with potential growth opportunities as a supply chain partner to leading consumer brands with rigorous criteria for product quality and social responsibility. The acquisition is also expected to generate cost savings from integration synergies. The Company financed the acquisition by the utilization of its revolving long-term credit facility.

The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations, and the results of Anvil have been consolidated with those of the Company from the date of acquisition.

The Company has allocated the purchase price on a preliminary basis to the assets acquired and liabilities assumed based on management’s best estimate of their fair values and taking into account all relevant information available at that time. Since the Company is still in the process of finalizing the valuation of assets acquired and liabilities assumed at the acquisition date, the allocation of the purchase price, including the amount of the purchase gain on business acquisition, is subject to change. The Company expects to finalize the purchase price allocation by the end of fiscal 2012.

QUARTERLY REPORT – Q3 2012 P.31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. BUSINESS ACQUISITION (continued):

The following table summarizes the provisional fair value of assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Trade accounts receivable	$30,968
Income taxes receivable	1,767
Inventories	55,647
Prepaid expenses and deposits	1,796
Other current assets	501
Property, plant and equipment	14,100
Intangible assets (i)	13,100
Deferred income taxes	7,374
Other assets	1,714
126,967

Liabilities assumed:
Accounts payable and accrued liabilities	(26,276)
Employee benefit obligations	(1,451)
Provisions	(3,000)
(30,727)

Net identifiable assets acquired	96,240
Purchase gain on business acquisition	(8,867)
Purchase price (excluding cash acquired of $627)	$87,373

The excess of the estimated fair value of the net assets acquired over the purchase price represents a purchase gain on business acquisition of approximately $8.9 million. Excluded from the purchase gain are $1.2 million of acquisition-related transaction costs and $10.7 million of charges relating to a restructuring plan pursuant to the acquisition of Anvil. These charges were identified during the acquisition process, but were not recognized as liabilities in the purchase price allocation in accordance with IFRS. The purchase gain in connection with this acquisition is not taxable. The purchase gain, acquisition-related transaction costs and charges relating to the restructuring plan have been included in “restructuring and acquisition-related costs” in the interim consolidated statements of earnings and comprehensive income.

The consolidated results of the Company for the three months and nine months ended July 1, 2012 include net sales of $35.5 million and a net loss of $2.6 million relating to Anvil’s results of operation since the date of acquisition, excluding the purchase gain on business acquisition of $8.9 million. Anvil’s net earnings before the after-tax impact of restructuring and acquisition-related costs since the date of acquisition to July 1, 2012 amounted to $4.1 million.

If the acquisition of Anvil is accounted for on a pro forma basis as if it had occurred at the beginning of the Company’s fiscal year, the Company’s consolidated net sales and net earnings for the nine months ended July 1, 2012 would have been $1,519.8 million and $54.7 million, respectively. These pro forma figures have been estimated based on the results of Anvil’s operations prior to being purchased by the Company, adjusted to reflect the preliminary fair value adjustments, which arose on the date of acquisition, as if the acquisition occurred on October 3, 2011, and should not be viewed as indicative of the Company’s future results.

QUARTERLY REPORT – Q3 2012 P.32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. BUSINESS ACQUISITION (continued):

(i)	The estimated fair value of intangible assets of $13.1 million consists of the following:

Trademarks	$8,100
Customer relationships	5,000
$13,100

The customer relationships are being amortized on a straight line basis over their estimated useful lives, being approximately seven years. The trademarks are not being amortized as they are considered to be indefinite life intangible assets.

5. INVENTORIES:

Inventories are comprised of the following:

	July 1, 2012	October 2, 2011

Raw materials and spare parts inventories	$65,102	$66,914
Work in process	40,816	31,710
Finished goods	444,340	469,687
	$550,258	$568,311

6. EARNINGS PER SHARE:

A reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Nine months ended
	July 1,	July 3,	July 1,	July 3,
	2012	2011	2012	2011

Basic earnings per share:
Basic weighted average number of common shares
outstanding	121,527	121,649	121,493	121,519
Basic EPS	$0.65	$0.72	$0.49	$1.53

Diluted earnings per share:
Basic weighted average number of common shares
outstanding	121,527	121,649	121,493	121,519
Plus dilutive impact of stock options and Treasury RSUs	520	857	495	803
Diluted weighted average number of common shares
outstanding	122,047	122,506	121,988	122,322
Diluted EPS	$0.64	$0.72	$0.49	$1.52

Excluded from the above calculation for the three months ended July 1, 2012 are 430,098 (2011 – 156,074) stock options and 62,000 (2011 – nil) treasury restricted share units (“Treasury RSUs”) which were deemed to be anti-dilutive. Excluded from the above calculation for the nine months ended July 1, 2012 are 839,809 (2011 – 156,074) stock options and 62,000 (2011 – nil) Treasury RSUs which were deemed to be anti-dilutive.

QUARTERLY REPORT – Q3 2012 P.33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. OTHER COMPREHENSIVE INCOME (LOSS):

Other comprehensive income (loss) was comprised of the following:

	Three months ended		Nine months ended
	July 1,	July 3,	July 1,	July 3,
	2012	2011	2012	2011

Net loss on derivatives designated as cash flow hedges	$(556)	$(1,209)	$(1,572)	$(3,698)
Income taxes	6	12	16	37

Amounts reclassified from other comprehensive income to net
earnings, and included in:
Net sales	(593)	2,612	(1,828)	4,190
Selling, general and administrative expenses	(195)	(278)	(401)	(789)
Financial expenses, net	(230)	259	895	1,674
Income taxes	15	(25)	27	(50)
Cash flow hedges	(1,553)	1,371	(2,863)	1,364

Actuarial loss on employee benefit obligations	-	(166)	-	(166)
	$(1,553)	$1,205	$(2,863)	$1,198

8. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from operating activities:

	Three months ended		Nine months ended
	July 1,	July 3,	July 1,	July 3,
	2012	2011	2012	2011

Depreciation and amortization (note 10)	$27,497	$21,109	$71,972	$56,287
Variation of depreciation included in inventories (note 10)	2,461	123	(3,309)	(2,040)
Purchase gain on business acquisition (note 4)	(8,867)	-	(8,867)	-
Gain on re-measurement of contingent
consideration in connection with a business
acquisition	-	-	(379)	-
Restructuring charges related to assets held for sale
and property, plant and equipment	(84)	(177)	(77)	459
Loss on disposal of property, plant and equipment	292	1,395	586	1,903
Loss on disposal of corporate asset	-	-	-	3,693
Share-based compensation costs	1,010	1,093	3,440	3,422
Deferred income taxes	(1,640)	(9,066)	(2,740)	(15,617)
Equity (earnings) loss in investment in joint venture	205	(892)	208	(307)
Unrealized net loss on foreign exchange and financial
derivatives not designated as cash flow hedges	877	146	518	1,608
Adjustments for the termination of financial derivatives
included in other comprehensive income	-	(307)	-	256
Other assets	1,680	(4,346)	5,646	(2,517)
Provisions	160	-	324	-
Employee benefit obligations	879	(8,710)	1,134	(7,889)
	$24,470	$368	$68,456	$39,258

QUARTERLY REPORT – Q3 2012 P.34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):

(b)	Non-cash transactions:

	Three months ended		Nine months ended
	July 1,	July 3,	July 1,	July 3,
	2012	2011	2012	2011

Variation in non-cash transactions:
Additions to property, plant and equipment
included in accounts payable and accrued
liabilities	$3,143	$(58)	$277	$1,968
Proceeds on disposal of property, plant and
equipment in other assets	-	-	-	427

Non-cash ascribed value credited to contributed
surplus for dividends attributed to Treasury RSUs	$64	$68	$187	$123
Non-cash ascribed value credited to share capital
for shares issued pursuant to vesting of RSUs and
exercise of stock options	731	571	4,987	635
Shares issued as consideration for lease termination
costs incurred as part of the acquisition of
Gold Toe Moretz	-	1,068	-	1,068

(c)	Cash and cash equivalents consist of:

	July 1, 2012	October 2, 2011

Cash balances with banks	$46,848	$80,474
Short-term investments, bearing interest at rates of primarily 1.05%	1,662	1,551
	$48,510	$82,025

QUARTERLY REPORT – Q3 2012 P.35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended		Nine months ended
	July 1,	July 3,	July 1,	July 3,
	2012	2011	2012	2011

(Gain) charges related to assets held for sale and
property, plant and equipment	$(84)	$(177)	$(77)	$459
Employee termination costs and other benefits	2,984	208	4,342	2,765
Exit, relocation and other costs	8,820	900	9,251	2,081
Re-measurement of contingent consideration in
connection with a business acquisition	-	-	(379)	-
Purchase gain on business acquisition (note 4)	(8,867)	-	(8,867)	-
Acquisition-related transaction costs	794	7,272	1,245	7,272
	$3,647	$8,203	$5,515	$12,577

Restructuring and acquisition-related costs for the nine months ended July 1, 2012 include a net amount of $3.0 million pursuant to the acquisition of Anvil, including $1.2 million of acquisition-related transaction costs, and $10.7 million of obligations arising from certain exit and integration activities relating to a restructuring plan that was initiated immediately following the acquisition, net of a purchase gain on business acquisition of $8.9 million as described in note 4. Restructuring and acquisition-related costs for the nine months ended July 3, 2011 include $7.7 million relating to the acquisition of Gold Toe Moretz, including $7.3 million of acquisition-related transaction costs and $0.4 million of lease exit costs, and approximately $4.5 million related to the consolidation of the Company’s retail distribution centres to Charleston, South Carolina, and the closure of its U.S. sock knitting operations in Fort Payne, Alabama.

10. OTHER INFORMATION:

(a)	Depreciation and amortization:

	Three months ended		Nine months ended
	July 1,	July 3,	July 1,	July 3,
	2012	2011	2012	2011

Depreciation and amortization of property, plant and
equipment and intangible assets	$27,497	$21,109	$71,972	$56,287
Adjustment for the variation of depreciation of property,
plant and equipment included in inventories at the
beginning and end of the period	2,461	123	(3,309)	(2,040)
Depreciation and amortization included in net earnings	$29,958	$21,232	$68,663	$54,247

Consists of:
Depreciation of property, plant and equipment	$25,889	$16,803	$56,192	$45,400
Amortization of intangible assets:
Amortization of intangible assets (excluding
software)	3,713	3,240	11,139	4,990
Amortization of software	356	1,189	1,332	3,857
Depreciation and amortization included in net earnings	$29,958	$21,232	$68,663	$54,247

Depreciation and amortization expense for the three months and nine months ended July 1, 2012 includes a charge of $3.9 million related to the retirement, before the end of the previously estimated useful lives, of certain machinery and equipment at the Company’s Rio Nance 1 textile facility in Honduras.

QUARTERLY REPORT – Q3 2012 P.36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. OTHER INFORMATION (continued):

(b)	Financial expenses, net:

	Three months ended		Nine months ended
	July 1,	July 3,	July 1,	July 3,
	2012	2011	2012	2011

Interest expense	$2,345	$1,048	$5,907	$1,608
Bank and other financial charges	1,074	584	2,693	1,406
Foreign exchange (gain) loss	113	(825)	(135)	(412)
Derivative loss on financial instruments not designated
for hedge accounting	-	-	-	1,511
	$3,532	$807	$8,465	$4,113

11. LONG-TERM DEBT:

During fiscal 2011, the Company increased its unsecured revolving long-term credit facility from $400 million to $800 million. The amended facility has a maturity date of June 2016. Amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 125 to 200 basis points depending upon the Company’s level of debt leverage. As at July 1, 2012, $306.0 million (October 2, 2011 - $209.0 million) was drawn under the facility bearing an effective interest rate for the nine months ended July 1, 2012 of 2.20%, including the impact of interest rate swaps. In addition, an amount of $3.9 million (October 2, 2011 - $5.8 million) has been committed against this facility to cover various letters of credit. The revolving long-term credit facility requires the Company to comply with certain covenants including maintenance of a net debt to trailing twelve months EBITDA ratio below 3.0:1, although the credit agreement provides that this limit may be exceeded in the short term under certain circumstances. EBITDA is defined under the facility as net earnings before interest, income taxes, depreciation and amortization, with adjustments for certain non-recurring items.

Following the acquisition of Anvil, as described in note 4 to these condensed interim consolidated financial statements, the trailing twelve months net debt to EBITDA ratio covenant has been increased from 3.0:1 to 3.5:1 for the balance of the Company’s 2012 fiscal year. In addition, the Company is permitted to include the historical EBITDA of Anvil in the calculation of EBITDA for the trailing twelve months. Based on EBITDA for the trailing twelve months ended July 1, 2012, the borrowing limit under the revolving long-term credit facility as at July 1, 2012 was approximately $725 million.

QUARTERLY REPORT – Q3 2012 P.37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. SEGMENT INFORMATION:

During the first quarter of fiscal 2012, the Company began managing and reporting its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The Company previously managed and reported its operations under one reportable business segment, being high-volume, basic, frequently replenished, non-fashion apparel. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Barbados, designs, manufactures, sources, and distributes globally undecorated activewear products primarily to wholesale distributors and decorators in over 30 countries across North America, Europe and the Asia-Pacific region.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, and distributes socks, underwear and activewear products primarily to U.S. retailers.

Following the acquisition of Anvil as described in note 4, the Printwear segment includes the results of operations of Anvil’s printwear business, while the Branded Apparel segment includes Anvil’s operations related to the manufacture and distribution of activewear products for leading consumer brands including, major sportswear and family entertainment companies.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets. The accounting policies of the segments are the same as those described in note 3 of the Company’s condensed interim consolidated financial statements for the quarter ended January 1, 2012.

The segment disclosures below include comparative financial information for the three and nine months ended July 3, 2011, which have been presented on the same reportable segment basis as fiscal 2012.

Segmented net sales and segment operating income:

	Three months ended		Nine months ended
	July 1,	July 3,	July 1,	July 3,
	2012	2011	2012	2011

Segmented net sales:
Printwear	$449,295	$403,581	$957,407	$977,145
Branded Apparel	150,944	126,081	429,194	266,937
Total net sales	$600,239	$529,662	$1,386,601	$1,244,082

Segment operating income (loss):
Printwear	$89,469	$109,850	$108,728	$261,846
Branded Apparel	14,183	2,103	17,738	(10,474)
Total segment operating income	$103,652	$111,953	$126,466	$251,372

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$103,652	$111,953	$126,466	$251,372
Amortization of intangible assets, excluding
software	(3,713)	(3,240)	(11,139)	(4,990)
Corporate expenses	(13,655)	(17,495)	(41,374)	(53,627)
Restructuring and acquisition-related costs	(3,647)	(8,203)	(5,515)	(12,577)
Financial expenses, net	(3,532)	(807)	(8,465)	(4,113)
Equity earnings (loss) in investment in joint venture	(205)	891	(208)	306
Earnings before income taxes	$78,900	$83,099	$59,765	$176,371

QUARTERLY REPORT – Q3 2012 P.38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS:

Prior to October 2, 2011, the Company prepared its consolidated financial statements in accordance with Canadian GAAP. For periods beginning after October 2, 2011, the Company has adopted IFRS for the preparation of its consolidated financial statements. This note provides a reconciliation, with explanatory notes, of the adjustments made by the Company in recasting the following financial information previously prepared in accordance with Canadian GAAP:

•	Condensed interim consolidated statement of financial position as at July 3, 2011; and

•	Condensed interim consolidated statements of earnings and comprehensive income for the three months and nine months ended July 3, 2011.

The financial information provided in this note is to allow investors and others to obtain a better understanding of the effects of the changeover to IFRS on the Company’s financial position and financial performance. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information reflects assumptions based on information available as at the date of this report, and circumstances may arise, such as changes in IFRS standards or economic conditions, which could materially change these assumptions, and may require retrospective application of new IFRS standards or cause the Company to select different accounting policies. Final decisions on accounting policies are not required to be made until the preparation of the fiscal 2012 annual consolidated financial statements.

QUARTERLY REPORT – Q3 2012 P.39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

Reconciliation of financial position and equity at July 3, 2011 from Canadian GAAP to IFRS:

		IFRS adjustments
	Canadian GAAP	CanAm Adjustments	Other Adjustments		IFRS
		Note 1		Note
Current assets:
Cash and cash equivalents	$88,993	$(7,631)	$-		$81,362
Trade accounts receivable	275,607	-	-		275,607
Inventories	519,716	(4,998)	-		514,718
Prepaid expenses and deposits	12,491	(154)	-		12,337
Assets held for sale	-	-	14,912	3	14,912
Deferred income taxes	16,033	-	(16,033)	4	-
Other current assets	8,092	(583)	-		7,509
Total current assets	920,932	(13,366)	(1,121)		906,445

Property, plant and equipment	533,600	(16,206)	4,598	5	518,847
			(3,145)	6

Investment in joint venture	-	12,840	-		12,840
Assets held for sale	14,912	-	(14,912)	3	-
Intangible assets	259,171	-	5,262	7	264,433
Goodwill	150,288	-	(5,815)	9	136,982
			3,345	9
			(5,839)	12
			(4,997)	13

Other assets	14,383	4,371	(1,029)	8	17,725

Total assets	$1,893,286	$(12,361)	$(23,653)		$1,857,272

Current liabilities:
Accounts payable and accrued liabilities	$299,367	$(2,305)	$5,310	9	$273,082
			(13,882)	10
			(15,408)	14
Income taxes payable	5,504	-	-		5,504
Total current liabilities	304,871	(2,305)	(23,980)		278,586

Long-term debt	252,000	-	-		252,000
Deferred income taxes	28,049	-	(16,033)	4	12,474
			(358)	6
			1,895	7
			(1,952)	8
			(1,965)	9
			2,935	13
			(97)	14

Employee benefit obligations	-	-	13,882	10	21,621
			(7,932)	13
			15,671	14
Provisions	-	-	7,951	5	7,951
Non-controlling interest in consolidated joint venture	11,364	(11,364)	-		-
Total liabilities	596,284	(13,669)	(9,983)		572,632

Equity
Share capital	102,430	-	-		102,430
Contributed surplus	13,001	-	-		13,001
Retained earnings	1,155,669	1,308	(6,152)		1,169,555
			(7,518)
			26,248	11

Accumulated other comprehensive income	25,902	-	(26,248)	11	(346)
Total equity attributable to
shareholders of the Company	1,297,002	1,308	(13,670)		1,284,640

Total liabilities and equity	$1,893,286	$(12,361)	$(23,653)		$1,857,272

QUARTERLY REPORT – Q3 2012 P.40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

Reconciliation of comprehensive income for the three months ended July 3, 2011 from Canadian GAAP to IFRS:

		IFRS adjustments
	Canadian GAAP	CanAm Adjustments	Other Adjustments		IFRS
		Note 1		Note

Net sales	$529,777	$(115)	$-		$529,662
Cost of sales	379,957	1,562	70	5	381,819
			230	6

Gross profit	149,820	(1,677)	(300)		147,843

Selling, general and administrative expenses	56,485	-	76	7	56,625
			64	6

Restructuring and acquisition-related costs	537	-	7,666	12	8,203

Operating income	92,798	(1,677)	(8,106)		83,015

Financial expenses, net	807	-	-		807
Non-controlling interest in consolidated
joint venture	891	(891)	-		-
Equity (earnings) loss in investment in joint venture	-	(891)	-		(891)

Earnings before income taxes	91,100	105	(8,106)		83,099

Income tax expense (recovery)	(2,982)	-	(146)	8	(4,997)
			(15)	6
			(27)	7
			(1,827)	12

Net earnings	94,082	105	(6,091)		88,096

Other comprehensive income, net of related
income taxes	1,371	-	(166)	14	1,205

Comprehensive income	$95,453	$105	$(6,257)		$89,301

Earnings per share:
Basic EPS	$0.77				$0.72
Basic weighted average number of shares
outstanding	121,649				121,649

Diluted EPS	$0.77				$0.72
Diluted weighted average number of shares
outstanding	122,506				122,506

QUARTERLY REPORT – Q3 2012 P.41

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

Reconciliation of comprehensive income for the nine months ended July 3, 2011 from Canadian GAAP to IFRS:

		IFRS adjustments
	Canadian GAAP	CanAm Adjustments	Other Adjustments		IFRS
		Note 1		Note

Net sales	$1,244,286	$(204)	$-		$1,244,082
Cost of sales	904,989	88	210	5	905,909
			622	6

Gross profit	339,297	(292)	(832)		338,173

Selling, general and administrative expenses	145,841	-	228	7	145,418
			(820)	2
			169	6

Restructuring and acquisition-related costs	4,911	-	7,666	12	12,577

Operating income	188,545	(292)	(8,075)		180,178

Financial expenses, net	3,660	5	448	2	4,113
Non-controlling interest in consolidated
joint venture	306	(306)	-		-
Equity (earnings) loss in investment in joint venture	-	(306)	-		(306)

Earnings before income taxes	184,579	315	(8,523)		176,371

Income tax expense (recovery)	(6,791)	-	(586)	8	(9,328)
			(43)	6
			(81)	7
			(1,827)	12

Net earnings	191,370	315	(5,986)		185,699

Other comprehensive income, net of related
income taxes	1,364	-	(166)	14	1,198

Comprehensive income	$192,734	$315	$(6,152)		$186,897

Earnings per share:
Basic EPS	$1.57				$1.53
Basic weighted average number of shares
outstanding	121,519				121,519

Diluted EPS	$1.56				$1.52
Diluted weighted average number of shares
outstanding	122,322				122,322

QUARTERLY REPORT – Q3 2012 P.42

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS:

1) Investment in joint venture

Under Canadian GAAP, the Company consolidated the accounts of its yarn-spinning joint venture CanAm Yarns LLC (“CanAm”). Under IFRS, CanAm is considered a jointly controlled entity over which the Company has joint control. Consequently, the Company no longer consolidates CanAm and accounts for the investment using the equity method as at October 4, 2010, which is the opening IFRS balance sheet date.

Impact on consolidated statement of financial position: Under IFRS, the Company’s net investment in CanAm is presented as a long-term asset on one line in the consolidated statement of financial position, for an amount equal to the Company’s initial investment and its cumulative share of undistributed earnings.

July 3, 2011

Increase in investment in joint venture	$12,840
Decrease in assets (excluding investment in joint venture)	(25,201)
Decrease in total liabilities and equity	(12,361)

Impact on consolidated statements of earnings and comprehensive income: Consolidated net earnings and comprehensive income are not significantly affected by this change. Non-material adjustments to certain components of net earnings have been made, as the Company’s share of CanAm’s net earnings are presented in a separate caption in the statement of earnings appearing below the gross profit subtotal, as opposed to presenting the Company’s share of the results of CanAm on each line of the statement of earnings and comprehensive income.

2) Corporate aircraft lease

A previous lease of a corporate aircraft, which was accounted for as an operating lease under Canadian GAAP, met the criteria for a finance lease under IFRS at the transition date primarily due to the fact that the Company had given notice to the lessor in fiscal 2010 to exercise an early purchase option. Accordingly, this lease was recognized as a finance lease on the opening IFRS consolidated statement of financial position as at October 4, 2010.

Impact on consolidated statement of financial position: The impact of reclassifying the corporate aircraft lease, previously classified as an operating lease, resulted in an increase in property, plant and equipment, an increase in current liabilities, and a decrease to prepaid expenses and deposits on the opening IFRS consolidated statement of financial position as at October 4, 2010. There was no impact on the consolidated statement of financial position for the reclassification of the corporate aircraft lease as at July 3, 2011, as the Company purchased the corporate aircraft during the second quarter of fiscal 2011 and immediately sold it to an external, unrelated party.

Impact on consolidated statements of earnings and comprehensive income: The impact of the difference in lease classification was a decrease in selling, general and administrative expenses (“SG&A”) due to the reversal of rent expense, partially offset by the depreciation incurred on the asset that was reclassified as a finance lease. Conversely, financial expenses increased due to the interest accretion on the debt related to the finance lease.

	Three months ended	Nine months ended
	July 3, 2011	July 3, 2011

Decrease in SG&A	$-	$(820)
Increase in financial expenses	-	448
Increase in comprehensive income	-	372

During the second quarter of fiscal 2011, the Company entered into a new lease for a corporate aircraft which was being accounted for as an operating lease under Canadian GAAP and which is also being accounted for as an operating lease under IFRS.

QUARTERLY REPORT – Q3 2012 P.43

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

3) Assets held for sale

Under Canadian GAAP, assets held for sale were classified as non-current assets. Under IFRS, assets held for sale are classified as current assets.

Impact on consolidated statement of financial position: This difference has resulted in an adjustment of $14.9 million as at July 3, 2011 to reclassify assets held for sale from non-current to current assets.

Impact on consolidated statements of earnings and comprehensive income: There is no impact on net earnings and comprehensive income.

4) Classification of deferred income taxes

Under IFRS, deferred income tax assets and deferred income tax liabilities are offset if the taxable entity has a legally enforceable right to offset current income tax liabilities and current income tax assets, and the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

Impact on consolidated statement of financial position: The Company recorded an adjustment to offset deferred income tax assets of $16.0 million against deferred income tax liabilities as at July 3, 2011.

Impact on consolidated statements of earnings and comprehensive income: There is no impact on net earnings and comprehensive income.

5) Decommissioning and site restoration costs

Under Canadian GAAP, asset retirement obligations, which are referred to as liabilities for decommissioning and site restoration costs under IFRS, were not required to be recognized when the timing and/or method of settlement was conditional on a future event, the entity had several options to settle the obligation, and the obligation had an indeterminate settlement date. Under IFRS, when the method and timing of the future settlement of an existing obligation are uncertain, an entity should determine a range of possible outcomes and methods of settlement and make an estimate of the future obligation. Under Canadian GAAP, the Company did not recognize any liability and corresponding asset for the estimated future costs of decommissioning and site restoration for certain assets located at its textile and sock facilities since the criteria for recognition had not been met. However, it was determined that an obligation exists under IFRS. The Company has elected to use an optional exemption that allows the use of a simplified approach to calculate the IFRS adjustment for the depreciated cost of the property, plant and equipment at the transition date relating to the decommissioning and site restoration liability, as opposed to recalculating the asset value since its inception date as would otherwise be required under IFRS.

Impact on consolidated statement of financial position: The estimate of the present value of future decommissioning and site restoration costs for certain assets at the Company’s manufacturing locations resulted in the recognition of a site restoration liability classified as a non-current liability, an increase to property, plant and equipment, and a reduction to equity to reflect the accumulated depreciation for the property, plant and equipment since inception.

July 3, 2011

Increase in property, plant and equipment	$4,598
Increase in provisions	7,951
Decrease in equity	(3,353)

QUARTERLY REPORT – Q3 2012 P.44

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

5) Decommissioning and site restoration costs (continued)

Impact on consolidated statements of earnings and comprehensive income: The increase in property, plant and equipment has resulted in an increase in depreciation expense, which is reported in cost of sales.

	Three months ended	Nine months ended
	July 3, 2011	July 3, 2011

Increase in cost of sales	$70	$210
Decrease in comprehensive income	(70)	(210)

6) Components of property, plant and equipment

Under Canadian GAAP, the cost of an item of property, plant and equipment made up of significant separable component parts was allocated to the component parts only when practicable and when estimates could have been made of the lives of the separate components. Under IFRS, each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately, each with its own useful life, resulting in depreciation expense which may differ from depreciation expense under Canadian GAAP.

Impact on consolidated statement of financial position: The impact of the identification of significant components of certain buildings resulted in a reduction to property, plant and equipment, primarily due to lower useful lives assigned to certain components.

July 3, 2011

Decrease in property, plant and equipment	$(3,145)
Decrease in deferred income tax liabilities	(358)
Decrease in equity	(2,787)

Impact on consolidated statements of earnings and comprehensive income: The impact of the lower useful lives of the components of certain buildings resulted in an increase in depreciation expense resulting in an increase in cost of sales and SG&A expenses.

	Three months ended	Nine months ended
	July 3, 2011	July 3, 2011

Increase in cost of sales	$230	$622
Increase in SG&A	64	169
Income taxes	(15)	(43)
Decrease in comprehensive income	(279)	(748)

7) Income taxes - Deferred income tax assets in a business combination recognized subsequent to the measurement period

Under Canadian GAAP, additional deferred income tax assets of an acquired company that were not initially recognized within the measurement period, but were recognized subsequent to the measurement period were recognized first as a reduction of goodwill, then as a reduction of intangible assets before any adjustment was recognized in net earnings. Under IFRS, additional deferred tax assets of an acquired company that are recognized after the measurement period do not result in a reduction of intangible assets, and are instead recognized in net earnings. Under Canadian GAAP, the Company had recorded the recognition of a deferred income tax asset subsequent to the measurement period, in connection with a business combination which occurred prior to the IFRS transition date, as a reduction of intangible assets.

QUARTERLY REPORT – Q3 2012 P.45

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

7) Income taxes - Deferred income tax assets in a business combination recognized subsequent to the measurement period (continued)

Impact on consolidated statement of financial position: This difference has resulted in an increase to intangible assets, to reverse the reduction of intangible assets described above.

July 3, 2011

Increase in intangible assets	$5,262
Increase in deferred income tax liabilities	1,895
Increase in equity	3,367

Impact on consolidated statements of earnings and comprehensive income: The increase in intangible assets has resulted in an increase in amortization expense, which is reported in SG&A.

	Three months ended	Nine months ended
	July 3, 2011	July 3, 2011

Increase in SG&A	$76	$228
Income taxes	(27)	(81)
Decrease in comprehensive income	(49)	(147)

8) Income taxes - Assets transferred between entities within the consolidated group

Under Canadian GAAP, deferred income tax assets and liabilities were not recognized for temporary differences arising from assets transferred between entities within the consolidated group, although any income tax expense/recovery incurred by the selling entity was recorded on the statement of financial position as a non-tax asset/liability. Under IFRS, the tax expense/recovery incurred by the selling entity is not deferred, but a deferred income tax asset/liability is recorded for the temporary difference resulting from the internal transfer (essentially the change in the tax basis), measured at the buying entity’s tax rate.

Impact on consolidated statement of financial position: This difference has resulted in the reversal of a non-tax asset which was included in other assets, and the recognition of deferred income tax assets. The adjustment to increase deferred income tax assets reflects the tax effect of temporary differences for certain inventories which have been transferred between entities within the consolidated group, using the buying entity’s tax rate.

July 3, 2011

Decrease in other assets	$(1,029)
Decrease in deferred income tax liabilities	(1,952)
Increase in equity	923

Impact on consolidated statements of earnings and comprehensive income: This difference has resulted in a decrease in income taxes with a corresponding increase in net earnings and comprehensive income.

	Three months ended	Nine months ended
	July 3, 2011	July 3, 2011

Income taxes	$(146)	$(586)
Increase in comprehensive income	146	586

QUARTERLY REPORT – Q3 2012 P.46

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

9) Business combinations - Contingent consideration

Under Canadian GAAP, contingent consideration was recognized at the date of acquisition of a business when the amount could have been reasonably estimated and the outcome was determinable beyond a reasonable doubt. Otherwise, contingent consideration was recognized when resolved as an additional cost of the purchase (which usually resulted in such costs being added to goodwill). Under IFRS, contingent consideration is recognized at the date of acquisition at fair value, generally as a liability, and the impact of changes in the subsequent re-measurement of contingent consideration is generally recorded in net earnings.

Impact on consolidated statement of financial position: At October 4, 2010, an adjustment was recorded to recognize a liability of $5.8 million at the transition date with a corresponding decrease to retained earnings, with respect to contingent consideration which was part of a business combination that occurred prior to the IFRS transition date and which was recognized under Canadian GAAP after the transition date. This adjustment was charged to retained earnings under IFRS rather than goodwill because IFRS does not permit transition date adjustments to be made to goodwill in this case. During the second quarter of fiscal 2011, the contingent consideration was resolved for an amount of $5.8 million which was recorded as an increase to goodwill under Canadian GAAP. As a result, an adjustment was required to reduce goodwill by $5.8 million as at July 3, 2011 since IFRS does not permit adjustments to goodwill in this case.

July 3, 2011

Decrease in goodwill	$(5,815)
Decrease in equity	(5,815)

During the third quarter of fiscal 2011, the Company acquired 100% of the capital stock of Gold Toe Moretz for an aggregate purchase price of $347.7 million, net of cash acquired, including contingent consideration of approximately $5.3 million. The contingent consideration was not recognized under Canadian GAAP, but must be recognized under IFRS, resulting in an adjustment to increase accounts payable and accrued liabilities to recognize the estimated fair value of the contingent consideration at the date of acquisition, with a corresponding increase to goodwill of approximately $3.3 million, net of deferred income taxes.

July 3, 2011

Increase in goodwill	$3,345
Increase in accounts payable and accrued liabilities	5,310
Decrease in deferred income tax liabilities	(1,965)

Impact on consolidated statements of earnings and comprehensive income: The re-measurement of the contingent consideration mentioned above relating to the Gold Toe Moretz acquisition did not have an impact on net earnings and comprehensive income for the third quarter of fiscal 2011.

10) Classification of statutory severance and other post-employment benefit obligations

Impact on consolidated statement of financial position: An adjustment has been recorded to reclassify statutory severance and other post-employment benefit obligations of $13.9 million as at July 3, 2011 from accounts payable and accrued liabilities to non-current employee benefit obligations.

Impact on consolidated statements of earnings and comprehensive income:  There is no impact on net earnings and comprehensive income.

QUARTERLY REPORT – Q3 2012 P.47

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

11) Foreign exchange cumulative translation differences

Impact on consolidated statement of financial position: The Company has elected to use an exemption which permits the balance of any cumulative translation adjustment (CTA) to be eliminated by an adjustment to opening retained earnings at the transition date. As a result, the Company eliminated its CTA balance of $26.2 million as at October 4, 2010 which was included in accumulated other comprehensive income through an adjustment to retained earnings.

Impact on consolidated statements of earnings and comprehensive income: There is no impact on net earnings and comprehensive income.

12) Business combinations – Restructuring and acquisition-related costs

Under IFRS, transaction costs and restructuring costs are generally charged to earnings as incurred. Under Canadian GAAP, transaction costs and certain anticipated post-acquisition restructuring and integration costs incurred in connection with the acquisition of Gold Toe Moretz in fiscal 2011 were included in the cost of the purchase (which resulted in such costs being added to goodwill, net of income taxes).

Impact on consolidated statement of financial position and consolidated statements of earnings and comprehensive income: An adjustment of $7.7 million was recorded as a charge to restructuring and acquisition-related costs in the third quarter of fiscal 2011 with a $5.8 million reduction to goodwill and a decrease in income taxes of $1.8 million, regarding acquisition-related costs incurred in connection with the acquisition of Gold Toe Moretz in the third quarter of fiscal 2011.

July 3, 2011

Decrease in goodwill	$(5,839)
Decrease in equity	(5,839)

	Three months ended	Nine months ended
	July 3, 2011	July 3, 2011

Increase in restructuring and acquisition-related costs	$7,666	$7,666
Income taxes	(1,827)	(1,827)
Decrease in comprehensive income	(5,839)	(5,839)

13) Business combinations – Employee Benefits

Under both Canadian GAAP and IFRS, the funded status of a defined benefit pension plan of an acquired company is fully recognized at the acquisition date. Under Canadian GAAP, the effects of any planned amendments, terminations or curtailments are included in the measurement of the funded status of the plan at the date of acquisition. However under IFRS, the effects of any planned, but not executed, amendments, terminations, or curtailments to defined benefit pension plans and other post employment plans acquired are excluded from the measurement of the funded status of those plans at the date of acquisition. Such actions are recognized in the post business combination financial statements as a charge or credit to earnings, as the actions occur.

Impact on consolidated statement of financial position and consolidated statements of earnings and comprehensive income: As a result of the planned termination of the Gold Toe Moretz defined benefit pension plan, the initial measurement of the accrued pension benefit liability at the date of acquisition was higher under Canadian GAAP resulting in an IFRS adjustment to decrease employee benefit obligations by $7.9 million, and a decrease to goodwill of $5.0 million, net of deferred income taxes at the date of acquisition, in the third quarter of fiscal 2011.

QUARTERLY REPORT – Q3 2012 P.48

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

13) Business combinations – Employee Benefits (continued)

July 3, 2011

Decrease in goodwill	$(4,997)
Decrease in employee benefit obligations	(7,932)
Increase in deferred income tax liabilities	2,935

14) Employee benefits – Actuarial gains/losses related to defined benefit plans

Under IFRS, companies are permitted an accounting policy choice of either (i) recognizing the full funded status of defined benefit plans and recording the entire amount of actuarial gains or losses in earnings immediately; (ii) recognizing a partial amount of the funded status and recording the actuarial gains or losses in earnings using the “corridor method” for the portion of actuarial gains or losses exceeding a certain minimum threshold; or (iii) recognizing the entire amount of actuarial gains or losses to other comprehensive income with no systematic periodic amortization to earnings. The Company’s accounting policy choice under Canadian GAAP for the Gold Toe Moretz defined benefit plan was to use the “corridor method” and recognize only the portion of actuarial gains or losses that exceeded a certain threshold, of which the excess amounted to nil in fiscal 2011. Canadian GAAP also permitted companies to apply different accounting policy choices when more than one defined benefit plan existed. Under IFRS, companies must apply the same accounting policy for all types of defined benefit plans. The Company has adopted an accounting policy for its defined benefit plans under IFRS to recognize the entire amount of actuarial gains or losses to other comprehensive income with no systematic periodic amortization to earnings.

Impact on consolidated statement of financial position and consolidated statements of earnings and comprehensive income: An adjustment of $15.4 million was recorded in order to reclassify the pension liability previously recorded in accounts payable and accrued liabilities under Canadian GAAP to non-current employee benefit obligations under IFRS. An adjustment was also recorded to increase the pension liability by $0.3 million as at July 3, 2011 under IFRS (resulting in a total increase to employee benefit obligations of $15.7 million), with a corresponding charge of $0.2 million, net of deferred income taxes, to other comprehensive income to reflect the funded status of the defined benefit pension plan.

July 3, 2011

Decrease in accounts payable and accrued liabilities	$(15,408)
Increase in employee benefit obligations	15,671
Decrease in deferred income tax liabilities	(97)
Decrease in equity	(166)

	Three months ended	Nine months ended
	July 3, 2011	July 3, 2011

Decrease in other comprehensive income	$(166)	$(166)
Decrease in comprehensive income	(166)	(166)

QUARTERLY REPORT – Q3 2012 P.49

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

15) Statements of cash flows

The transition from Canadian GAAP to IFRS has not had a significant impact on the consolidated statements of cash flows except for the following:

	Three months ended			Nine months ended
	July 3, 2011			July 3, 2011
	Canadian			Canadian
	GAAP	Adjustment	IFRS	GAAP	Adjustment	IFRS

Net cash flows from operating activities	$60,713	$(19,732)	$40,981	$70,870	$(19,039)	$51,831
Net cash flows from financing activities	244,875	-	244,875	237,349	(17,233)	220,116
Net cash flows used in investing
activities	(390,256)	12,583	(377,673)	(477,956)	36,240	(441,716)
Effect of exchange rate changes on
cash and cash equivalents
denominated in foreign currencies	(99)	-	(99)	288	-	288
Net decrease in cash and cash
equivalents during the period	(84,767)	(7,149)	(91,916)	(169,449)	(32)	(169,481)
Cash and cash equivalents,
beginning of period	173,760	(482)	173,278	258,442	(7,599)	250,843
Cash and cash equivalents,
end of period	$88,993	$(7,631)	$81,362	$88,993	$(7,631)	$81,362

The decrease in cash flows from operating activities for the nine months ended July 3, 2011 from Canadian GAAP to IFRS of $19.0 million is primarily due to (i) the difference in accounting between Canadian GAAP and IFRS for acquisition-related costs incurred in connection with the acquisition of Gold Toe Moretz in the amount of $7.3 million which were included in the purchase cost of the acquisition under Canadian GAAP (and therefore included in cash flows used in investing activities), whereas under IFRS, the acquisition-related costs were charged to earnings (and therefore included in cash flows from operating activities); (ii) the difference in accounting between Canadian GAAP and IFRS for the settlement in the second quarter of fiscal 2011 of the contingent consideration of $5.8 million in connection with a business combination as described in note 9) to the reconciliations from Canadian GAAP to IFRS. Under Canadian GAAP the settlement of the contingent consideration was included in cash flows from investing activities, whereas under IFRS the settlement was included in cash flows from operating activities; and (iii) the impact of the reversal of depreciation and amortization expense in the amount of $3.0 million for CanAm, which the Company no longer consolidates under IFRS and accounts for the investment using the equity method as described in note 1) to the reconciliations from Canadian GAAP to IFRS.

The decrease in cash flows from financing activities for the nine months ended July 3, 2011 from Canadian GAAP to IFRS of $17.2 million is primarily due to the reclassification of the corporate aircraft lease as described in note 2) to the reconciliations from Canadian GAAP to IFRS. Under Canadian GAAP the corporate aircraft lease was accounted for as an operating lease. As a result, the purchase and immediate sale of the corporate aircraft during the second quarter of fiscal 2011 was recorded on a net basis within investing activities. Under IFRS, the corporate aircraft lease was accounted for as a finance lease and therefore the purchase of the corporate aircraft was recorded as a repayment of other long-term debt within financing activities, and the sale of the corporate aircraft was recorded as proceeds on disposal of corporate asset within investing activities.

QUARTERLY REPORT – Q3 2012 P.50

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

15) Statements of cash flows (continued)

The decrease in cash flows used in investing activities for the nine months ended July 3, 2011 from Canadian GAAP to IFRS of $36.2 million is primarily due to (i) the reclassification of the corporate aircraft lease as a finance lease as mentioned above; (ii) the difference in accounting between Canadian GAAP and IFRS for acquisition-related costs incurred in connection with the acquisition of Gold Toe Moretz as mentioned above; (iii) the difference in accounting between Canadian GAAP and IFRS for the settlement in the second quarter of fiscal 2011 of the contingent consideration of $5.8 million in connection with a business combination as mentioned above; and (iv) the reversal of purchases of property, plant and equipment in the amount $3.7 million of CanAm which, the Company no longer consolidates under IFRS and accounts for the investment using the equity method as described in note 1) to the reconciliations from Canadian GAAP to IFRS.

QUARTERLY REPORT – Q3 2012 P.51